GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

Please join us on Friday, April 21, 2006, at 1:00 p.m. for Graco's Annual Meeting of Shareholders at the George Aristides Riverside Center, which is located at 1150 Sibley Street N.E., Minneapolis, Minnesota.

At this meeting, shareholders will consider the following matters:

1. Election of four directors to serve for three year terms.

2. Ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm for the fiscal year 2006.

3. Approval of the Graco Inc. Amended and Restated Stock Incentive Plan.

4. Approval of the Graco Inc. 2006 Employee Stock Purchase Plan.

5. Transaction of such other business as may properly come before the meeting.

Shareholders of record at the close of business on February 22, 2006 are entitled to vote at this meeting or any adjournment.

We encourage you to join us and participate in the meeting. If you are unable to do so, you have the option to vote in one of three ways:

1. Mark, sign, date and return the enclosed Proxy Card;

2. Call the toll-free telephone number shown on your Proxy Card; or

3. Visit the website shown on your Proxy Card to vote via the internet.

Have your Proxy Card in front of you when voting by telephone or via the internet; it contains important information which is required to access the system. If you do not vote by telephone, internet, returning your Proxy Card or by voting your shares in person at the meeting, you will lose your right to vote on matters that are important to you as a shareholder. Accordingly, please vote your shares in one of the three ways outlined above. This will not prevent you from voting in person if you decide to attend the meeting.

Sincerely,

David A. Roberts
President and
Chief Executive Officer

Karen Park Gallivan
Secretary

March, 2006
Minneapolis, Minnesota

TABLE OF CONTENTS

Election of Directors...4
  Nominees and Other Directors 4
  Director Independence..6
  Meetings of the Board of Directors 7
  Committees of the Board of Directors..7
  Nominating Process..9
  Communications with the Board 10
  Corporate Governance Documents...10
  Audit Committee Report...10
    Report of the Audit Committee...10
    Independent Registered Public Accounting Firm Fees and Services...11
    Pre-Approval Policies...11
    Audit Committee Financial Expert 12
  Executive Compensation 12
    Report of the Management Organization and Compensation Committee...12
    Comparative Stock Performance Graph..16
    Summary Compensation Table..17
    Option Grants Table (Last Fiscal Year)...18
    Aggregated Option Exercises in Last Fiscal Year And Fiscal Year-End Option Values.............................19
    Equity Compensation Plan Information...20
    Change in Control...20
    Termination Arrangements 21
    Retirement Arrangements 21
    Directors' Fees...22
    Certain Business Relationships...23
  Beneficial Ownership of Shares..24
    Principal Shareholders 25
    Section 16(a) Beneficial Ownership Reporting Compliance 25
Proposal to Ratify the Appointment of Independent Registered Public Accounting Firm.......................................25
Proposal to Approve the Amended and Restated Graco Inc. Stock Incentive Plan...26
Proposal To Approve the Graco Inc. 2006 Employee Stock Purchase Plan...34
Other Matters..39
Shareholder Proposals 39
Appendix A 41
Appendix B...52

YOUR VOTE IS IMPORTANT
We urge you to call our transfer agent any time toll-free at **1-800-560-1965 or visit the website at www.eproxy.com/ggg** and vote your shares. Have your Proxy Card in front of you when you make your call or access the website as it contains important information, including a unique shareholder control number, that is required to access the system. If you do not wish to take advantage of the telephone or internet voting, please mark, date and sign the Proxy Card and return it in the accompanying envelope as soon as possible. If you attend the meeting, you may still revoke your proxy and vote in person if you wish.

The 2005 Graco Inc. Annual Report on Form 10-K, including the Financial Statements and the Financial Statement Schedule, is available on our website at www.graco.com. A copy can be obtained free of charge by calling (612) 623-6659, requesting a copy from our web site or writing:

Treasurer
Graco Inc.
P.O. Box 1441
Minneapolis, Minnesota
55440-1441

GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 21, 2006

Your proxy, represented by the accompanying Proxy Card, is solicited by the Board of Directors of Graco Inc. ("Graco" or the "Company") in connection with the Annual Meeting of Shareholders of the Company to be held on April 21, 2006 (the "Meeting") and any adjournments of that meeting.

The costs of the solicitation, including the cost of preparing and mailing the Notice of Meeting and this Proxy Statement, will be paid by the Company. Solicitation will be primarily by mailing this Proxy Statement to all shareholders entitled to vote at the Meeting. Proxies may be solicited by officers of the Company personally, but at no compensation in addition to their regular compensation as officers. The Company may reimburse brokers, banks and others holding shares in their names for third parties, for the cost of forwarding proxy material to, and obtaining proxies from, third parties. The Proxy Statement and accompanying Proxy Card will be mailed to shareholders on or about March 8, 2006.

Proxies may be revoked at any time prior to being voted by giving written notice of revocation to the Secretary of the Company. All properly executed proxies received by management will be voted in the manner set forth in this Proxy Statement or as otherwise specified by the shareholder giving the proxy.

Shares voted as abstentions on any matter (or a "withhold vote for" as to directors) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, and as unvoted (although present and entitled to vote) for purposes of determining the approval of each matter as to which the shareholder has abstained. If a broker submits a proxy which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, those shares will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, but will not be considered as present and entitled to vote with respect to such matters.

Except for the election of directors, which are elected by a plurality of the votes cast, each matter requires the approval of the greater of a majority of the shares present at the Meeting and entitled to vote and a majority of the voting power of the minimum number of shares necessary to constitute a quorum. In addition, for proposals 3 and 4, the total votes cast must represent over 50 percent of the shares entitled to vote.

Only shareholders of record as of the close of business on February 22, 2006 may vote at the Meeting or at any adjournment. As of that date, there were issued and outstanding 68,343,503 common shares of the Company, the only class of securities entitled to vote at the Meeting. Each share registered to a shareholder of record is entitled to one vote. Cumulative voting is not permitted.

ELECTION OF DIRECTORS

NOMINEES AND OTHER DIRECTORS

The number of directors of the Company is set at a maximum of twelve; there are currently eleven directors. The directors are divided into three classes, each class being as equal in number as reasonably possible. Vacancies may be filled by a majority vote of the directors then in office, though less than a quorum, and directors so chosen are subject to election by the shareholders at the next annual meeting of shareholders. Directors elected at an annual meeting of shareholders to succeed directors whose terms expire are elected for three year terms. Board policy states that no director may continue to serve on the Board after the last day of the month of his or her seventieth (70th) birthday. At the Meeting, four persons are nominated to be elected to the Company's Board of Directors.

Upon recommendation of the Governance Committee, which acts as the nominating committee of the Board, the Board has nominated Robert G. Bohn, William J. Carroll, Jack W. Eugster, and R. William Van Sant, for three year terms expiring in the year 2009. These individuals, whose current terms expire at the Meeting, have previously been elected by the shareholders as directors of the Company.

Unless otherwise instructed not to vote for the election of directors, proxies will be voted to elect the nominees. A director nominee must receive the vote of a plurality of the voting power of shares present at the Meeting in order to be elected. Unless the Board reduces the number of directors, the enclosed proxy will be voted to elect the replacement nominee designated by the Board in the event that a nominee is unable or unwilling to serve.

The following information is given as of February 22, 2006 with respect to nominees for election and the seven directors whose terms of office will continue after the Meeting. Except as noted below, each of the nominees and directors has held the same position, or another executive position with the same employer, for the past five years.

Nominees for election at this meeting to terms expiring in 2009:

Robert G. Bohn

Mr. Bohn, 52, is Chairman, President and Chief Executive Officer of Oshkosh Truck Corporation, Oshkosh, Wisconsin, a designer, manufacturer and marketer of a broad range of specialty commercial, fire and emergency apparatus and military trucks. Mr. Bohn has been a director of Graco since June 1999, and is a director of Oshkosh Truck Corporation.

William J. Carroll

Mr. Carroll, 61, was the Director of Economic and Community Development for the city of Toledo, Ohio, a position he held from September 2004 until January 2006. He retired from Dana Corporation, Toledo, Ohio, effective March 1, 2004. Dana Corporation is engaged in the engineering, manufacturing and distribution of components and systems for vehicular and industrial manufacturers worldwide. From September 2003 to March 2004, Mr. Carroll was the President and Chief Operating Officer, Dana Corporation. From 1997 to March 2004, Mr. Carroll was the President – Automotive Systems, Dana Corporation. Mr. Carroll has been a director of Graco since June 1999.

Jack W. Eugster

Mr. Eugster, 60, was the Non-Executive Chairman of ShopKo Stores, Inc., a multi-outlet discount retailer, from 2001 to 2005. He was the Chairman, President and Chief Executive Officer of Musicland Stores Corporation, a retail music and home video company, from 1986 until his retirement in 2001. Mr. Eugster has been a director of Graco since February 2004, and is also a director of Donaldson Company, Inc., Black Hills Corporation, and Golf Galaxy, Inc.

R. William Van Sant

Mr. Van Sant, 67, is the Chairman of Paladin (a limited liability corporation), which manufactures attachments for construction equipment. From 2003 until November 2005, Mr. Van Sant was Chairman and Chief Executive Officer of Paladin. He has also been an Operating Partner with Norwest Equity Partners, a leading private equity firm, since 2001. He was Chairman and Chief Executive Officer of Nortrax, Inc., a national John Deere distributor of construction equipment from 1999 to 2001. Mr. Van Sant has been a director of Graco since February 2004 and is also a director of H.B. Fuller Company.

Directors whose terms continue until 2008:

Lee R. Mitau

Mr. Mitau, 57, is Chairman of the Board, a position he has held since May 7, 2002. He is the Executive Vice President and General Counsel of U.S. Bancorp, a regional bank holding company. Mr. Mitau has been a director of Graco since 1990 and is a director of H.B. Fuller Company.

James H. Moar

Mr. Moar, 57, became the Chief Operating Officer of Identix Incorporated in April 2003. Identix is a multi-biometric security technology company, offering fingerprint and facial technologies and products that empower the identification of individuals. He was Chief Operating Officer of Tennant Company from 1998 to June 2002. Mr. Moar has been a director of Graco since May 2001.

Martha A.M. Morfitt

Ms. Morfitt, 48, is President and Chief Executive Officer of CNS Inc., a manufacturer and marketer of consumer products, including the Breathe Right® nasal strip. From 1998 to 2001, she was Chief Operating Officer of CNS Inc. Ms. Morfitt has been a director of Graco since 1995 and is a director of CNS Inc. and Intrawest Corporation.

David A. Roberts

David A. Roberts, 58, is President and Chief Executive Officer of the Company, a position he has held since June 2001. Prior to joining Graco, from 1996 to June 2001, he was Group Vice President of the Marmon Group, where he had responsibility for a group of manufacturing companies with products including grocery store refrigeration, retail store fixtures and fast food restaurant equipment. Mr. Roberts has been a director of Graco since June 2001 and is a director of Franklin Electric Company, Inc. (See section entitled Certain Business Relationships on page 23.)

Directors whose terms continue until 2007:

J. Kevin Gilligan

Mr. Gilligan, 51, is the President and CEO of United Subcontractors, Inc., a national construction services company. He assumed this position in October 2004. He was President and Chief Executive Officer, Automation and Control Solutions, Honeywell International, Inc., a diversified technology and manufacturing company, from 2001 until January 2004. In 1997 he became President, Solutions and Services Business, Home and Building Control of Honeywell Inc. Mr. Gilligan has been a director of Graco since February 2001 and is a director of ADC Telecommunications, Inc.

Mark H. Rauenhorst

Mr. Rauenhorst, 52, is the President and Chief Executive Officer of Opus Corporation, which is engaged in design, construction and real estate development activities, positions he assumed in 1999 and 2000, respectively. Beginning in 1996, he was President and CEO of Opus Northwest L.L.C. Mr. Rauenhorst has been a director of Graco since September 2000 and is a director of Opus Corporation and ConAgra Foods, Inc.

William G. Van Dyke

Mr. Van Dyke, 60, was Chairman of the Board of Donaldson Company, Inc., a diversified manufacturer of air and liquid filtration products from August 2004 until his retirement in August 2005. He was Chairman, Chief Executive Officer and President of Donaldson Company, Inc. from 1996 to August 2004. Mr. Van Dyke has been a director of Graco since 1995. The Board has determined that Mr. Van Dyke is an Audit Committee Financial Expert. Mr. Van Dyke is also a director of Black Hills Corporation and Alliant TechSystems.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that Mr. Bohn, Mr. Carroll, Mr. Eugster, Mr. Gilligan, Mr. Mitau, Mr. Moar, Ms. Morfitt, Mr. Rauenhorst, Mr. Van Dyke and Mr. Van Sant are independent directors. The independent directors constitute a majority of the Board, and the only director who is not independent is Mr. Roberts, the Company's Chief Executive Officer. In making its determination regarding the independence of the directors, the Board noted that each independent director meets the standards for independence set out in Section 303A.02 of the New York Stock Exchange Corporate Governance Rules, and that there is no material business relationship between the Company and any independent director, including any business entity with which any independent director is affiliated.

In making its determination, the Board of Directors reviewed information provided by each of the directors and information gathered by the Company, and determined that none of the directors, other than Mr. Van Dyke and Mr. Mitau, have any relationship with the Company, other than as a director and/or shareholder. The Board considered that Mr. Van Dyke served as the Chairman of the Board of Donaldson Company until April 2005 and, during 2005, the Company made payments to Donaldson Company for products and the Company received payments from Donaldson Company for products each in an amount less than $200,000. The Board considered that the Company made payments to U.S. Bancorp for pension trustee fees and banking services such as cash management, payroll accounts, credit card processing, wire transfers and letters of credit in an aggregate amount less than $200,000. The Board determined that neither the nature of the relationship between Donaldson Company, U.S. Bancorp and the Company, nor the amount of payments, was material to any one of the entities. Furthermore, Mr. Van Dyke's relationship with Donaldson Company terminated in August 2005.

MEETINGS OF THE BOARD OF DIRECTORS

During 2005, the Board of Directors met 6 times. Attendance of the Company's directors at all Board and Committee meetings averaged 96.5 percent. During 2005, every current director attended at least 75 percent of the aggregate number of meetings of the Board and all committees of the Board on which he or she served. The Company's Corporate Governance Guidelines require each director to make all reasonable efforts to attend the Company's Annual Meeting of Shareholders. In 2005, all of the directors attended the Annual Meeting of Shareholders. Each regularly scheduled meeting of the Board includes an executive session of only non-management directors. Mr. Mitau, the Chairman of the Board, presides at the executive sessions.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has an Audit Committee, a Governance Committee and a Management Organization and Compensation Committee. Membership as of February 22, 2006, the record date, was as follows:

Audit	Governance	Management Organization and Compensation
W. G. Van Dyke, Chair	L. R. Mitau, Chair	M. A. Morfitt, Chair
W. J. Carroll	R. G. Bohn	R. G. Bohn
J. W. Eugster	J. H. Moar	W. J. Carroll
J. K. Gilligan	M. A. Morfitt	J. W. Eugster
J. H. Moar	W. G. Van Dyke	J. K. Gilligan
M. H. Rauenhorst	R. W. Van Sant	L. R. Mitau
R. W. Van Sant		M. H. Rauenhorst

Audit Committee (8 meetings in fiscal 2005)

The Audit Committee is composed entirely of directors who meet the independence requirements of Rule 10A-3(b) under the Securities Exchange Act of 1934, and all of whom are, in the judgment of the Board, financially literate.

The Audit Committee assists the Board in its oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the qualification and independence of the independent auditor, and the performance of the internal audit function and independent auditors.

The responsibilities of the Audit Committee are set forth in a written charter. The Audit Committee has reviewed and reassessed the adequacy of its charter and concluded that the charter satisfactorily states the responsibilities of the Audit Committee. The Audit Committee Charter was most recently approved by the Board on September 23, 2005.

Governance Committee (3 meetings in fiscal 2005)

The Governance Committee has the following functions:

- Sets criteria for the selection of prospective Board members, identifies and recruits suitable candidates, and presents director nominees to the Board;

- Periodically evaluates the Company's shareholder value protections, board structure, and business continuity provisions, and recommends any changes to the Board; and

- Recommends to the Board requirements for Board membership, including minimum qualifications and retirement policies; the appropriate number of directors; the compensation, benefits and retirement programs for directors; the committee structure, committee charters, committee chairs and membership; the number and schedule of Board meetings; a set of Corporate Governance Guidelines; and the appropriate person(s) to hold the positions of Chair of the Board and Chief Executive Officer.

The responsibilities of the Governance Committee are fully set forth in its written charter, which was most recently approved by the Board on February 16, 2006.

Management Organization and Compensation Committee (3 meetings in fiscal 2005)

The Management Organization and Compensation Committee has the following functions:

- Develops the Company's philosophy and structure for executive compensation;

- Determines the compensation of the Chief Executive Officer and approves the compensation of the executive officers;

- Prepares the report on executive compensation for the Company's proxy statement;

- Reviews the individual performance of the Chief Executive Officer based on goals and objectives, and communicates to the CEO regarding performance on an annual basis;

- Administers the Company's stock option and other stock-based compensation plans; and

- Reviews and makes recommendations on executive management organization and succession plans.

The responsibilities of the Management Organization and Compensation Committee are fully set forth in its written charter, which was most recently approved by the Board on September 23, 2005.

NOMINATING PROCESS

The Governance Committee acts as the nominating committee for the Board of Directors, having the responsibility for identifying director candidates and recommending nominees to the Board. Shareholders may nominate candidates for election to the Board. Recommendations should be made in writing and addressed to the Governance Committee, in care of the Secretary of the Company at the Company's corporate headquarters. The Company's by-laws provide that timely notice must be received by the Secretary not less than 90 days prior to the anniversary of the date of the Annual Meeting of Shareholders. The nominations must set forth (i) the name, age, business and residential addresses and principal occupation or employment of each nominee proposed in such notice; (ii) the name and address of the shareholder giving the notice, as it appears in the Company's stock register; (iii) the number of shares of capital stock of the Company which are beneficially owned by each such nominee and by such shareholder; and (iv) such other information concerning each such nominee as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee. Such notice must also include a signed consent of each such nominee to serve as a director of the Company, if elected.

The Governance Committee will recommend for nomination as directors individuals who, in the judgment of the Committee, will be able to make a significant contribution to the governance of the Company by virtue of their experience, background, current position with other organizations and/or expertise in a particular business discipline. The business discipline that may be sought at any given time will vary depending on the needs and strategic direction of the Company, and the disciplines represented by incumbent directors. The Board will endeavor at all times to have at least one director, who shall serve on the Audit Committee, who shall be independent and qualify as an "Audit Committee Financial Expert" as defined in the applicable rules of the Securities and Exchange Commission.

The Governance Committee identifies nominees for director in a number of ways, including recommendations from Committee members or other directors, research to identify candidates, and nominees recommended by shareholders. If appropriate, a recruiting firm may be used. At its meetings, the Committee discusses the number of new directors that may be needed and any particular expertise that may be desirable at the time. The Committee then discusses and evaluates each nominee, taking into account the nominee's experience, background, current occupation, and particular expertise, assessing the nominee's ability to make a significant contribution to the governance of the Company, expertise in a desired area, probable willingness to serve, ability to make the significant time commitment necessary to be a director of the Company, and other relevant factors. Shareholder nominees will be evaluated in the same manner as nominees from other sources.

COMMUNICATIONS WITH THE BOARD

The Board of Directors welcomes the submission of any comments or concerns from shareholders. These communications will go directly to the Vice President, General Counsel and Secretary. If a communication does not relate in any way to Board matters, he or she will deal with the communication as appropriate. If the communication does relate to any matter of relevance to the Board, he or she will relay the message to the Chairman of the Governance Committee, who will determine whether to relay the communication to the entire Board or to the non-management directors. The Vice President, General Counsel and Secretary will keep a log of all communications addressed to the Board. If you wish to submit any comments or express any concerns to the Board, you may use one of the following methods:

- Write to the Board at the following address:
  Board of Directors
  Graco Inc.
  c/o Karen Park Gallivan, Vice President, General Counsel and Secretary
  88 Eleventh Avenue N.E.
  Minneapolis, Minnesota 55413

- Email the Board at boardofdirectors@graco.com

CORPORATE GOVERNANCE DOCUMENTS

The charters of the Audit, Governance, and Management Organization and Compensation committees, as well as the Company's Corporate Governance Guidelines and Conduct of Business Guidelines (code of ethics), are available on the Company's website at www.graco.com. Written copies may be obtained by any shareholder by submitting a written request to: Graco Inc., 88 Eleventh Avenue N.E., Minneapolis, Minnesota 55413, attention: Corporate Secretary; or by email to boardofdirectors@graco.com.

AUDIT COMMITTEE REPORT

Report of the Audit Committee

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 30, 2005 ("the financial statements") with both the Company's management and its independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte"). The Audit Committee has discussed with Deloitte the matters required by Statement of Auditing Standards No. 61, *Communication with Audit Committees*. Management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee has received from Deloitte the written disclosure and the letter required by Independence Standards Board Standard No. 1, *Independence Discussion with Audit Committees,* and the Audit Committee has discussed with Deloitte their independence. The Audit Committee has considered the effect of non-audit fees on the independence of Deloitte and has concluded that such non-audit services are compatible with the independence of Deloitte.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

The Members of the Audit Committee
Mr. William G. Van Dyke, Chair
Mr. William J. Carroll
Mr. Jack W. Eugster
Mr. J. Kevin Gilligan
Mr. James H. Moar
Mr. Mark H. Rauenhorst
Mr. R. William Van Sant

Independent Registered Public Accounting Firm Fees and Services

The following table sets forth the aggregate audit fees incurred by Graco Inc. and its subsidiaries from the Company's independent registered public accounting firm, Deloitte & Touche, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively "Deloitte"), and fees paid to Deloitte for services in the other fee categories during the fiscal years ended December 30, 2005 and December 31, 2004. The Audit Committee has considered the scope and fee arrangements for all services provided by Deloitte, taking into account whether the provision of non-audit services is compatible with maintaining Deloitte's independence. The Audit Committee pre-approved 100% of the services described below.

	2005	2004
Audit Fees[1]	$843,000	$696,000
Audit Related Fees[2]	7,000	82,000
Tax Fees[3]	68,000	70,000
Other Fees[4]		24,000
Total	$918,000	$872,000

(1) Includes fees for purchase accounting and a consent of $30,000 and $5,000, respectively, in 2005.

(2) Includes fees for employee benefit plan audits and accounting services of $5,000 and $2,000, respectively, in 2005 and 2004. Also includes fees of $75,000 for acquisition due diligence services in 2004.

(3) Includes fees for tax compliance services of $54,000 and $52,000, and tax advice of $14,000 and $18,000, in 2005 and 2004, respectively.

(4) Includes fees for transaction advisory services of $24,000 in 2004.

Pre-Approval Policies

The Audit Committee's policy on approval of services performed by the independent registered public accounting firm is to pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the fiscal year. The Audit Committee reviews each non-audit service to be provided and assesses the impact of the service on the firm's independence.

Audit Committee Financial Expert

The Board has determined that William G. Van Dyke is an Audit Committee Financial Expert as defined under applicable Securities and Exchange Commission Regulations. The Board has also determined that Mr. Van Dyke is an independent director.

EXECUTIVE COMPENSATION

Report of the Management Organization and Compensation Committee

Overview

The Management Organization and Compensation Committee is responsible for developing the Company's philosophy and structure for executive compensation. Consistent with this philosophy, on an annual basis the Committee determines the compensation of the Chief Executive Officer and approves the compensation of the other executive officers.

Compensation plans that provide for grants or awards of Company stock are approved by the Board of Directors and the shareholders of the Company. Section 162(m) of the Internal Revenue Code ("the Code") includes a deductibility limit for remuneration to certain executive officers. Qualified performance-based compensation is not subject to this deductibility limit. The Graco Inc. Stock Incentive Plan, which permits grants of stock options and stock appreciation rights to executive officers, meets the qualification requirements for performance-based compensation of Section 162(m).

In order to qualify annual incentive awards to the Chief Executive Officer and other executive officers as performance-based compensation under Section 162(m) of the Code, the Company has an Executive Officer Annual Incentive Bonus Plan. This Plan meets the requirements of Section 162(m) in all respects.

Executive Compensation Philosophy and Structure

It is the Company's philosophy to set its executive compensation structure at a level competitive with manufacturers of comparable sales volume and financial performance. The salary ranges within this compensation structure are determined by consulting a variety of independent third-party executive compensation surveys and resources.

Executive compensation is delivered through:
- base salaries that recognize the experience and performance of individual executives;
- performance-driven incentives that:
  - enhance shareholder value;
  - balance annual and long-term corporate objectives; and
  - provide meaningful amounts of Company stock; and
- competitive benefits.

Components of Executive Compensation

Base Salary ranges are established using salary and trend data for manufacturers of comparable sales volume and financial performance using a variety of independent third-party executive compensation surveys and resources. The target for base salary ranges will be the median of this defined marketplace. Executive positions will be individually benchmarked against these survey sources not less than every other year and multiple surveys will be used to establish a competitive salary range for each position.

The actual base salary of each executive officer within the range is determined by the executive's performance, which is evaluated annually by the Chief Executive Officer and reviewed by the Committee. Other factors that may influence the level of individual executive base pay may include current position in salary range, internal pay relationships, and retention considerations.

The **Executive Officer Annual Incentive Bonus Plan** (the "Executive Incentive Bonus Plan") was available in 2005 to the Chief Executive Officer and any other executive designated by the Committee. The Committee is authorized to establish financial growth targets for each participant that are directly and specifically tied to one or more financial measures. The Committee identifies the participants, establishes the "Targeted Bonus Maximum Percentages" for each participant, and establishes the applicable "Financial Measures" and the "Company Performance Target(s)" for each "Financial Measure," as these terms are defined in the Executive Incentive Bonus Plan. At the close of the fiscal year, the Committee certifies whether or not the Company Performance Target(s) have been attained. Using a variety of independent third-party executive compensation surveys and resources, the Committee establishes competitive payout levels for achievement of the Executive Incentive Bonus Plan metrics. For 2005, the Committee established payouts for Mr. Roberts, the sole Executive Incentive Bonus Plan participant, ranging from 0 to 150% of base salary paid.

The **Executive Officer Bonus Plan** (the "Officer Bonus Plan") in 2005 covered executive officers who did not participate in the Executive Incentive Bonus Plan. The Officer Bonus Plan, available in 2005 to 11 executive officers, is structured to encourage Company growth in both sales and net earnings. The Officer Bonus Plan for 2005 provides for an award to each officer based on performance targets for that officer established by the Committee, with a minimum payout of 0% up to a payout of 105% of base salary paid if the maximum targets established by the Committee are achieved.

In February 2005, the Committee established sales and earnings growth targets for each of corporate, divisional and regional segments. The Committee also established performance targets related to manufacturing. The Committee assigned each officer certain payout targets among those established against which they were to be measured. Each officer's performance targets included a minimum of 30% and maximum of 100% weighting attributed to corporate net sales and net earnings growth. Certain divisional and regional officers were assigned divisional or regional growth targets. The manufacturing officer was assigned manufacturing performance targets.

The 2005 Officer Bonus Plan payout for each officer was determined by evaluating performance against the established targets for that division, region or manufacturing operation, and corporate net sales and net earnings results against the corporate targets.

For officers having only corporate net sales and net earnings growth targets, and for those divisional and regional officers having divisional or regional growth targets, the payouts were established by the Committee at its February 2006 meeting as 98% of base salary earned. For the manufacturing officer assigned manufacturing performance targets, the payout was established by the Committee as 91% of base salary earned.

In February 2006, the Committee approved the participation of 10 executive officers in the Officer Bonus Plan, and established corporate net sales and net earnings growth targets as the sole performance measurements to be used for the officers participating in the Officer Bonus Plan in 2006. The Committee also established a minimum payout of 0% up to a payout of 105% of base salary paid if the maximum targets established by the Committee are achieved.

CEO Awards. Under this program, up to $200,000 in aggregate individual discretionary awards may be granted each year to recognize significant contributions of selected management employees, including executive officers. In 2005, CEO Awards were granted to 15 employees, one of which was an executive officer. The Committee approved the grant of the award to the executive officer at its February 2006 meeting.

The **Executive Long Term Stock Incentive Program** is structured to align the interests of executive officers with those of all Graco shareholders. The Long Term Stock Incentive Program for 2005 consisted of stock options granted to executive officers under the Graco Inc. Stock Incentive Plan (the "Stock Incentive Plan"). The number of stock options granted to each executive officer was determined using competitive data for comparably sized durable goods manufacturers, as reflected in independent third-party long-term incentive surveys. Stock option grants were targeted at the median of this market. These options were non-incentive stock options with a 10-year duration and a vesting schedule of 25 percent after each of years one, two, three, and four.

Compensation of the Chief Executive Officer

On an annual basis, the Committee is responsible for reviewing the individual performance of the Chief Executive Officer, and determining appropriate adjustments in base pay and award opportunities under the Executive Incentive Bonus Plan and the Stock Incentive Plan.

In 2005, Mr. Roberts served as Chief Executive Officer of the Company. The Committee, using salary survey data, established Mr. Roberts' base salary at $561,000 per year. This data was based on comparably sized durable goods manufacturing companies, as published in independent third-party executive compensation surveys. Mr. Roberts earned a bonus award available under the Executive Incentive Bonus Plan of $781,697, which is equal to 139% of his base salary. The 2005 bonus award was based upon the achievement of specified levels of corporate net sales and net earnings growth of the Company. Sales of $731.7 million in 2005 represents an increase in sales of 21% from 2004, and net earnings of $125.9 million in 2005 represent an increase in net earnings of 16% from 2004, which, together, led to the payout award.

Review of the 2005 performance of the Chief Executive Officer was conducted by the Committee. Based on this review and using salary survey data for manufacturing companies of comparable sales volume, the Committee increased Mr. Roberts' base salary from $561,000 to $617,000, effective January 1, 2006. For 2006, Mr. Roberts will participate in the Executive Incentive Bonus Plan, with a minimum payout of 0% up to a maximum payout of 150% of base salary paid if the maximum targets specified by the Committee are achieved.

The Members of the Committee
Ms. Martha A. M. Morfitt, Chair
Mr. Robert G. Bohn
Mr. William J. Carroll
Mr. Jack W. Eugster
Mr. J. Kevin Gilligan
Mr. Lee R. Mitau
Mr. Mark Rauenhorst

Comparative Stock Performance Graph

The graph below compares the cumulative total shareholder return on the common stock of the Company for the last five fiscal years with the cumulative total return of the S&P 500 Index and the Dow Jones Factory Equipment Index over the same period (assuming the value of the investment in Graco common stock and each index was $100 on December 31, 2000 and all dividends were reinvested).

Five Year* Cumulative Total Shareholder Return



*Fiscal Year Ended Last Friday in December

16

Summary Compensation Table

The following table shows both annual and long-term compensation awarded to or earned by the Chief Executive Officer and the four most highly compensated executive officers of the Company whose total annual salary and bonus for 2005 exceeded $100,000.

(a)	(b)	Annual Compensation (c)	(d)	(e)	Long -Term Compensation Awards (f)	(g)	(h)
Name and Principal Position	Year	Salary ($)	Bonus ($)[1,2]	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	All Other Compensation ($)[3]
David A. Roberts	2005	561,000	781,697	-	0	100,000	7,590
President and Chief							
Executive Officer	2004	510,000	610,000	-	0	120,000	7,281
	2003	485,000	436,500	-	0	108,000	7,290
Dale D. Johnson	2005	272,480	265,777	-	0	22,500	6,914
Vice President,							
Contractor Equipment	2004	262,000	222,572	-	0	27,000	6,738
Division	2003	254,000	177,800	-	0	27,000	6,366
Charles L. Rescorla	2005	227,136	226,126	-	0	22,500	6,790
Vice President,							
Manufacturing	2004	216,320	170,002	-	0	27,000	6,181
Operations	2003	208,000	145,600	-	0	27,000	6,435
Patrick J. McHale	2005	218,400	213,028	-	0	22,500	6,502
Vice President,							
Lubrication Equipment	2004	208,000	176,800	-	0	27,000	6,341
Division	2003	198,000	127,870	-	0	22,500	6,177
Fred A. Sutter	2005	215,000	209,711	-	0	22,500	6,598
Vice President,							
Applied Fluid	2004	200,000	170,000	-	0	27,000	6,331
Technologies							
Division	2003	178,500	132,577	-	0	22,500	6,153

(1) Deferred compensation is included in Salary and Bonus in the year earned.

(2) Bonus includes any awards under the Executive Officer Annual Incentive Bonus Plan, the Executive Officer Bonus Plan, and the CEO Award Program described in the Management Organization and Compensation Committee Report. CEO Award Program awards of $12,000 each were made to Mr. McHale and Mr. Sutter in 2003, and an amount of $20,000 was made to Mr. Rescorla for 2005. A special bonus of 15% of base salary paid was given to Mr. Johnson, Mr. Rescorla, Mr. McHale, and Mr. Sutter for 2004. Mr. Roberts received a special bonus of $100,000 for 2004.

(3) The compensation reported includes the Company's contributions under the Graco Employee Investment Plan (excluding employee contributions) and the amounts attributable to the imputed value of the group term life insurance benefit for each of the named executive officers. For 2005, the Company's contribution accrued under the Graco Employee Investment Plan for each named executive officer was as follows: $6,300 for Mr. Roberts, $6,300 for Mr. Johnson, $6,300 for Mr. Rescorla, $6,300 for Mr. McHale, and $6,300 for Mr. Sutter. The Company contribution under the Graco Employee Investment Plan is a dollar-for-dollar match up to the first 3% of employee contributions.

Option Grants Table (Last Fiscal Year)

The following table shows the stock options granted to the named executive officers during 2005, their exercise price and their grant date present value.

(a)	Individual Grant				Grant Date Value[2]
	(b)	(c)	(d)	(e)	(f)
	Number of Securities Underlying Options	% of Total Options Granted to Employees in	Exercise or Base Price	Expiration	Grant Date Present
Name	Granted (#)[1]	Fiscal Year	($/Sh)	Date	Value ($)
David A. Roberts	100,000	28%	38.13	2/17/15	994,000
Dale D. Johnson	22,500	6%	38.13	2/17/15	223,650
Charles L. Rescorla	22,500	6%	38.13	2/17/15	223,650
Patrick J. McHale	22,500	6%	38.13	2/17/15	223,650
Fred A. Sutter	22,500	6%	38.13	2/17/15	223,650

(1) Non-incentive stock options were granted on February 18, 2005, in the amount shown in the table. The options become exercisable in equal installments over four years, beginning with the first anniversary date of the grant.

(2) The Black-Scholes option pricing model has been used to determine the grant date present value. Annual volatility was calculated using monthly returns for 36 months prior to the grant date, the interest rate was set using U.S. Treasury securities of similar duration to the option period as of the grant date, and dividend yield was established as the yield on the grant date. A 3% discount to reflect the possibility of forfeiture over a two-year period was applied. For grants expiring on February 17, 2015, the assumptions used in the model were annual volatility of 18.64%, interest rate of 4.14%, dividend yield of 1.36%, and time to exercise of 10 years.

Aggregated Option Exercises in Last Fiscal Year And Fiscal Year-End Option Values

The following table shows the value of outstanding in-the-money options at the end of the fiscal year 2005 for the named executive officers.

(a)	(b)	(c)	(d) Number of Securities Underlying Unexercised Options at FY-End (#)	(e) Value of Unexercised In-the-Money Options at FY-End ($)[2]
Name	Shares Acquired on Exercise (#)	Value Realized ($)[1]	Exercisable/ Unexercisable	Exercisable/ Unexercisable
David A. Roberts	0	0	264,000/166,500	5,055,360/2,211,885
Dale D. Johnson	0	0	158,063/39,375	3,839,049/533,689
Charles L. Rescorla	0	0	84,937/39,375	1,872,127/533,689
Patrick J. McHale	0	0	41,201/35,718	808,072/465,171
Fred A. Sutter	0	0	47,532/35,718	920,131/465,171

(1) "Value realized" is the difference between the sale price of the Company's common stock on the date of exercise and the option exercise price, multiplied by the number of shares received.

(2) "Value at fiscal year-end" is the difference between $36.48, the closing price of the Company's common stock on December 30, 2005, and the option price, multiplied by the number of shares subject to the option.

Equity Compensation Plan Information

The following table provides information about shares that may be issued under the Company's various stock option and purchase plans at December 30, 2005:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)]
Equity compensation plans approved by security holders	2,925,097	$20.21	1,755,552
Equity compensation plans not approved by security holders [1]	690,043	23.57	1,581,802
Total	3,615,140	$20.85	3,337,354

(1) The Company maintains one plan that did not require approval by shareholders. The Employee Stock Incentive Plan is a broad-based plan designed to offer employees who are not officers of the Company the opportunity to acquire Graco stock. Under this plan the option price is the market price on the date of the grant. Options become exercisable at such time and in such installments as the Company shall determine, and expire ten years from the date of grant.

Change in Control

Each of the executive officers listed in the Summary Compensation Table, the other executive officers and certain other key employees of the Company, have entered into a change of control agreement with the Company (singularly "Agreement"; collectively the "Agreements"). The change of control period is defined to extend for two years from the date the Agreement is executed. Each year this period is automatically extended for one year so as to terminate two years from the annual anniversary date of the Agreement, unless the Company gives the executive notice that the Company does not wish to extend this period.

A change of control is generally defined in the Agreements to have occurred if: (i) a person other than a trust person (as defined in the Agreement) acquires beneficial ownership of 25% or more of the Company's outstanding common stock, except acquisitions directly from the Company, by the Company, by a Company employee benefit plan, or by the executive or a group of which he is a part (ii) members of the Incumbent Board (as defined in the Agreement) cease to be in the majority on the Board; (iii) the shareholders approve a reorganization, merger, consolidation or statutory exchange of the Company's outstanding common stock, or approve a sale or other disposition of all or substantially all of the assets of the Company; or (iv) the shareholders approve a complete liquidation or dissolution of the Company.

Each Agreement provides that for two years after a change of control there will be no adverse change in the executive's duties and responsibilities, compensation program, benefits or other circumstances, provided that nothing will restrict the right of the executive or the Company to terminate the employment of the executive. If the executive's employment is terminated by the Company for any reason other than for good cause, death, or disability, or by the executive for "good reason" (as defined in the Agreement), within two years following a change of control, the executive will be entitled to certain benefits. These benefits include a sum equivalent to the executive's base salary to the date of termination (to the extent not yet paid), a bonus calculated according to a formula (set forth in the Agreement) for the year in which the termination occurs, two times the executive's annual base salary, two times the midpoint between the maximum and minimum bonus for the fiscal year in which the termination occurs, and benefit coverage for a minimum of two years following the date of termination.

The payments to which the employee is entitled are subject to reduction in the event the payments would constitute a parachute payment within the meaning of Section 280G of the Internal Revenue Code of 1989, as amended, (the "Code") or any successor provision, provided that the reduction does not exceed $25,000. If the reduction would exceed $25,000, there will be no reduction and the Company will make an additional payment to the executive in the amount that will put the executive in the same after-tax position as if no excise tax under the Code had been imposed.

Termination Arrangements

In the event that the employment of Mr. Roberts is terminated involuntarily for other than gross or willful misconduct, he will be paid an amount equal to two years of his then base salary. He will also be entitled to a bonus for the year of his termination, based on the bonus program and formula then in effect for him and salary actually earned by him during that year. The Company will also reimburse him for any premiums for the Company's health plans he elects to pay under COBRA. In the event that Mr. Roberts' employment is terminated for other than gross or willful misconduct between the second and fifth anniversary of his employment with the Company (June 25, 2001), he will be entitled to a retirement benefit as if he vested under the Retirement Plan after two years of service. This benefit would be paid from the unfunded plan referred to in "Retirement Arrangements" below.

It is the practice of the Company to continue to provide base salary to executive officers whose employment is involuntarily terminated by the Company for a period of twelve months or until the officer secures other employment, whichever is the lesser period.

Retirement Arrangements

The Company has an employee retirement plan which provides pension benefits for eligible regular full-time and part-time employees. Benefits under the Graco Employee Retirement Plan ("Retirement Plan") consist of a fixed benefit which is designed to provide retirement income at age 65 of 43.5% of average monthly compensation, less 18% of Social Security-covered compensation (calculated in a life annuity option) for an employee with 30 years of service. Average monthly compensation is defined as the average of five consecutive highest years' cash compensation during the last ten years of service, including base salary, Executive Incentive Bonus Plan awards, and Annual Bonus Plan awards, but excluding Executive Long Term Incentive Program awards, divided by sixty. Benefits under the Retirement Plan vest upon five years of benefit service.

Federal tax laws limit the annual benefits that may be paid from a tax-qualified plan such as the Retirement Plan. The Company has adopted an unfunded plan to provide benefits to retired executive officers impacted by the benefit limits, so that they will receive, in the aggregate, the benefits the executive would have been entitled to receive under the Retirement Plan had the limits imposed by the tax laws not been in effect. The maximum annual pension payable to or on behalf of the executive under the unfunded plan will be equal to the difference between $170,000 and the benefits actually payable under the Retirement Plan when the limits imposed by the tax laws are applied.

The following table shows the estimated aggregate annual benefits payable under the Retirement Plan and the unfunded plan for the earnings and years of service specified. The years of benefit service for the Chief Executive Officer and the executive officers listed in the Summary Compensation Table are: Mr. Roberts, 4 years; Mr. Johnson, 30 years; Mr. Rescorla, 17 years; Mr. McHale, 16 years; and Mr. Sutter, 10 years. A maximum of 30 years had previously been counted in the pension benefit calculation. For 1998 and subsequent years, the 30 year maximum has been eliminated.

				Estimated Aggregate Annual Retirement Benefit					
Final Average Compensation	5 Years Service	10 Years Service	15 Years Service	20 Years Service	25 Years Service	30 Years Service	35 Years Service	40 Years Service	45 Years Service
$200,000	$13,036	$ 26,071	$ 39,107	$ 52,142	$ 65,178	$ 78,213	$ 91,249	$104,284	$117,320
300,000	20,286	40,571	60,857	81,142	101,428	121,713	141,999	162,284	170,000
400,000	27,536	55,071	82,607	110,142	137,678	165,213	170,000	170,000	170,000
500,000	34,786	69,571	104,357	139,142	170,000	170,000	170,000	170,000	170,000
600,000	42,036	84,071	126,107	168,142	170,000	170,000	170,000	170,000	170,000
700,000	49,286	98,571	147,857	170,000	170,000	170,000	170,000	170,000	170,000
800,000	56,536	113,071	169,607	170,000	170,000	170,000	170,000	170,000	170,000

Directors' Fees

From May 1, 2004, until April 22, 2005, the annual retainer paid each director, except the Chairman of the Board and those directors who were also employees of the Company, was $26,000. This annual retainer was increased to $32,000 per year, effective April 22, 2005. From and after May 1, 2004, the annual retainer paid to the Chairman of the Board is $60,000. There are also annual retainers of $5,000 for the chairs of the Governance Committee and the Management Organization and Compensation Committee, and $7,500 for the chair of the Audit Committee. From May 1, 2004, until May 1, 2006, the directors receive a meeting fee of $1,000 for each Board meeting attended. Effective May 1, 2006, the meeting fee for each Board meeting will be increased to $1,500. The meeting fee for the Governance Committee and the Management Organization and Compensation Committee is $1,000 per meeting. The meeting fee for the Audit Committee is $1,200 per meeting. The fee for telephone attendance at any Board or Committee meeting is ½ of the regular fee.

A non-employee director may elect to receive all or part of the director's annual retainer (including committee chair retainer) and meeting fees in the form of shares of the Company's common stock instead of cash. A director may also elect to defer the receipt of said stock. This alternative provides for the crediting of shares of common stock to a deferred stock account held by a trustee in the name of the non-employee director. Dividends paid on the common stock held in the deferred accounts will be credited to the accounts in the form of additional common stock at the time of payment. Participating directors may elect to receive payment from their deferred stock account in a lump sum or installments when they leave the Board. Payments, whether in a lump sum or by installments, shall be made in shares of common stock, plus cash in lieu of any fractional share.

Under the Stock Incentive Plan, non-employee directors receive an annual option grant of 3,600 shares on the date of the Company's annual meeting of shareholders. In 2005, non-employee directors were eligible to receive an initial option grant of 3,000 shares upon first joining the Board. Effective May 1, 2006, this amount will increase to 3,600 shares. Options granted under the Plan are non-statutory, have a ten-year duration and become exercisable in equal installments over four years, beginning with the first anniversary date of the grant. The option exercise price is the fair market value, as defined in said Plan, on the date of the grant.

In February 2001, the Board terminated the retirement benefit for non-employee directors, which provided that, upon cessation of service, non-employee directors who have served for five full years will receive quarterly payments for five years at a rate equal to the director's annual retainer in effect on the director's last day of service on the Board. Retirement payments will be made in accordance with the retirement benefit to Mr. Mitau, Ms. Morfitt and Mr. Van Dyke upon their respective retirements.

Certain Business Relationships

Mr. Roberts, President and Chief Executive Officer of the Company, is the brother-in-law of Gary Tepas, the President of EmKay Leasing. On June 17, 2002, the Company entered into an agreement with EmKay Leasing for the lease and maintenance of approximately 164 vehicles and trailers. The agreement includes leasing and program fees. The amount paid to EmKay Leasing for the fiscal year ended December 30, 2005, was approximately $1,900,000. This agreement and the ongoing business relationship between the Company and EmKay Leasing was discussed and approved at a meeting of the Board of Directors on September 27, 2002.

BENEFICIAL OWNERSHIP OF SHARES

The following information, furnished as of February 22, 2006, indicates beneficial ownership of the common shares of the Company by each director, each nominee for election as director, the named executive officers and by all directors and executive officers as a group. Except as otherwise indicated, the persons listed have sole voting and investment power.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1,2,4]	Percent of Common Stock Outstanding*	Phantom Stock Units
R. G. Bohn	33,248		--
W. J. Carroll	31,838		11,831
J. W. Eugster	13,650		1,903
J. K. Gilligan	79,173		7,453
D. D. Johnson[2]	199,217		--
P. J. McHale[2]	81,628		--
L. R. Mitau	67,782		22,581
J. H. Moar	15,245		7,354
M. A. Morfitt	84,496		13,218
M. H. Rauenhorst	63,882		7,912
C. L. Rescorla[2]	163,274		--
D. A. Roberts[2]	378,888		--
F. A. Sutter[2]	91,017		--
W. G. Van Dyke	61,560		18,124
R. W. Van Sant	7,650		2,278
All directors and executive officers as a group (21 persons)[3]	1,840,901	2.7%	

* Less than one (1) percent if no percentage is given.

(1) Includes 1,124,667 shares with respect to which executive officers, and 238,399 shares with respect to which non-employee directors, have a right, as of April 23, 2006, to acquire beneficial ownership upon the exercise of vested stock options.

(2) Excludes the following shares as to which beneficial ownership is disclaimed: (i) 374,296 shares owned by the Graco Employee Retirement Plan, as to which Messrs. Rescorla and Roberts share voting and investment power as members of the Company's Benefits Finance Committee; and (ii) 15,782 shares held by The Graco Foundation, as to which Messrs. Roberts, Johnson, McHale and Sutter share voting and investment power as directors.

(3) If the shares referred to in footnote 2 above, as to which one or more directors and designated executive officers share voting power were included, the number of shares beneficially owned by all directors, nominees for election as director and executive officers would be 2,230,979 shares, or 3.3% of the outstanding shares.

(4) Beneficial ownership excludes units shown as phantom stock units, held by each individual non-employee director listed as of February 22, 2006, the record date. Each non-employee director listed has elected to acquire phantom stock in lieu of meeting and annual retainer fees. Upon termination of the director's service on the Board, the non-employee director will be paid the balance in his or her deferred stock account through issuance of Graco shares, either in a lump sum or installments, by January 10 of the year following the separation of the non-employee director from service. The information in this column is not required by the rules of the Securities and Exchange Commission because the phantom stock units carry no voting rights and the non-employee director has no right or ability to convert the phantom stock to common stock within 60 days of February 22, 2006. Nevertheless, we believe that this information provides a more complete picture of the financial stake that our directors have in the Company.

Principal Shareholders

The following table identifies each person or group known to the Company to beneficially own as of February 22, 2006, more than 5 percent of the outstanding common shares of the Company, the only class of security entitled to vote at the Annual Meeting.

	Beneficial Ownership	Percent of Class
Barclays Global Investors, N.A.[1]	7,436,032	10.87%

(1) Based on information of beneficial ownership as of December 31, 2005 included in a Schedule 13G filed on January 26, 2006. Barclay's Global Investors, N.A. reports sole voting power with respect to 5,225,026 shares and sole dispositive power with respect to 6,264,495 shares; Barclays Global Fund Advisors reports sole voting power with respect to 673,443 shares and sole dispositive power with respect to 681,913 shares; and Barclays Global Investors, Ltd. reports sole voting power with respect to 469,218 shares and sole dispositive power with respect to 489,624 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company's executive officers, directors, and 10 percent shareholders are required under the Securities Exchange Act of 1934 and regulations promulgated thereunder to file initial reports of ownership of the Company's securities and reports of changes in that ownership with the Securities and Exchange Commission. Copies of these reports must also be provided to the Company.

Based upon its review of the reports and any amendments made thereto furnished to the Company, or written representations that no reports were required, the Company believes that all reports were filed on a timely basis by reporting persons during and with respect to 2005.

PROPOSAL 2

PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP ("Deloitte") has acted as independent auditors for the Company since 1962. The Audit Committee of the Board, which has selected Deloitte as the independent registered public accounting firm for fiscal year 2006, recommends ratification of the selection by the shareholders. If the shareholders do not ratify the selection of Deloitte, the selection of the independent registered public accounting firm will be reconsidered by the Audit Committee. A representative of Deloitte will be present at the meeting and will have the opportunity to make a statement if so desired and be available to respond to any shareholder questions.

The Audit Committee of the Board of Directors recommends a vote FOR ratification of the appointment of Deloitte as the independent registered public accounting firm for fiscal year 2006.

PROPOSAL TO APPROVE THE AMENDED AND RESTATED GRACO INC. STOCK INCENTIVE PLAN

Introduction

On February 17, 2006, the Company's Board of Directors approved the amendment and restatement of the Graco Inc. Stock Incentive Plan (the "Stock Incentive Plan"). The amendment and restatement increases the aggregate number of shares of Graco Inc. common stock authorized for issuance under the Stock Incentive Plan from 3,375,000 to 7,375,000. Also proposed are corresponding increases to the maximum shares available for certain types of awards under the Stock Incentive Plan and other changes described below. Upon shareholder approval of the Amended and Restated Stock Incentive Plan, no further awards will be granted under the Graco Inc. Employee Stock Incentive Plan, a plan historically used to grant stock options to non-officer employees. Instead, all future grants of equity-based awards to the Company's employees will be made under the Graco Inc. Amended and Restated Stock Incentive Plan.

The Board of Directors originally adopted the Stock Incentive Plan in 2001, and it was approved by shareholders at the 2001 Annual Meeting. When the Stock Incentive Plan was initially adopted in May 2001, 1,500,000 shares were authorized for issuance. Since 2001, the Company has had two three-for-two stock splits. As a result, pursuant to Section 4(c) of the Stock Incentive Plan, the number of shares authorized for issuance under the Stock Incentive Plan was also adjusted, such that a total of 3,375,000 shares were available for issuance. In connection with the amendment and restatement of the Stock Incentive Plan, the Board has approved an increase of 4,000,000 shares for issuance under the Stock Incentive Plan. However, since the Company will cease granting awards under the Employee Stock Incentive Plan and cancel the approximately 1,300,000 shares available for future grant as of March 1, 2006, the net increase in the shares available under the Company's equity compensation plans will be approximately 2,700,000.

Key Features of the Stock Incentive Plan Proposal

1. The key terms of this plan are essentially identical to the terms of the plan approved by the Company's shareholders at the 2001 Annual Meeting. The Stock Incentive Plan, as amended, will expire as of May 1, 2011.

2. The Stock Incentive Plan enables the Company to continue to attract key talent to the organization while providing long-term incentives that are competitive within the industry.

3. Grants under the Stock Incentive Plan are, based upon current proposals and historical data, estimated to have an average annual burn rate of slightly more than 1%. The Company's burn rate is calculated as the number of shares granted during a year under the Stock Incentive Plan and Employee Stock Incentive Plan, divided by the number of shares outstanding at the end of the year.

4. Upon approval by the shareholders, all future equity-based grants to employees will be made under the Stock Incentive Plan and no further grants will be made under the Employee Stock Incentive Plan. Approximately 1,300,000 authorized shares remaining as of March 1, 2006, under the Employee Stock Incentive Plan will be cancelled.

5. The number of shares available for grant under the Stock Incentive Plan in the form of restricted stock, restricted stock units and performance awards payable in shares is limited to 1,000,000.

6. The Company will continue its long-standing policy of opportunistically repurchasing shares to offset dilution resulting from issuance of shares under the Stock Incentive Plan.

The Company's Philosophy on Equity Compensation

Even prior to adoption of the Stock Incentive Plan in 2001, management believed strongly that a more performance-oriented culture would create shareholder value. As a result, a number of programs were put in place to expand employee stock ownership and directly tie the Company stock performance to employee compensation. In addition to the Stock Incentive Plan and Employee Stock Incentive Plan, the Company sponsors the Graco Inc. Employee Stock Purchase Plan, which promotes employee stock ownership at all levels of Graco.

The Board believes that over the years, the Company's stock option plans have contributed to Graco's success in attracting and retaining skilled management personnel, as well as aligning the interests of management and employees with the interests of shareholders. The Company believes this performance-based culture has contributed to the Company's strong financial performance and increased shareholder value. The cumulative total shareholder return of the Company over at least the last five years has outperformed the Dow Jones Industrial Machinery Index and the S&P 500 Index as reflected in the graph below.

Five Year* Cumulative Total Shareholder Return



*Fiscal Year Ended Last Friday in December

The Board strongly believes that the Company's stock programs, including the Stock Incentive Plan, have been integral to the Company's success in the past and will be important to the Company's ability to achieve consistently superior performance in the years ahead. Therefore, approval of this proposal to increase authorized shares of the Stock Incentive Plan is an important factor in motivating management and employees to achieve future growth plans.

Impact on Shareholder Dilution

Share usage from stock plans has not translated into net shareholder dilution because the Company has a long-standing practice of buying back more shares than the compensation shares issued. This stock buyback strategy has been executed opportunistically with shares repurchased when management believes them to be undervalued. During the ten-year period from 1996 through 2005, the Company repurchased 31,800,000 shares, while issuing 7,700,000 shares under the Company's compensation programs (excluding the Employee Stock Purchase Plan and shares issued to non-employee directors in lieu of cash compensation). Management intends to continue to opportunistically purchase a sufficient number of shares to offset shares issued under the Stock Incentive Plan.

In the five years during which the Stock Incentive Plan has been in effect through March 1, 2006, the Company has issued approximately 64,000 shares of restricted stock, 222,000 shares upon exercise of stock options and 28,000 shares to non-employee directors in lieu of cash compensation. As of March 1, 2006, 2,426,000 shares were reserved for issuance upon exercise of outstanding options and 635,000 shares remained available for future awards under the Stock Incentive Plan. As of March 1, 2006, 1,285,000 shares were available for future grant under the Employee Stock Incentive Plan. The Employee Stock Incentive Plan will cease to be available for future grants following approval of the Amended and Restated Stock Incentive Plan.

The Board monitors the potential shareholder dilution and "overhang" represented by outstanding employee equity awards and shares available for future grant. Based on the approximate number of shares outstanding on the record date, the Company's fully-diluted overhang as of March 1, 2006 is stated below. This ratio assumes that this proposal is approved by shareholders. The Board believes that this rate is in line with Graco's peer group of companies.

$$\text{Fully-Diluted Overhang} = \frac{\text{Outstanding Awards + Shares Available for Grant}}{\text{Common Shares Outstanding + Outstanding Awards + Shares Available for Grant}} = 11.5\%$$

In addition to reviewing the Company's overhang, the Board also considers the Company's "burn rate." The Company's burn rate is calculated as the number of shares underlying stock options granted during a year under the Stock Incentive Plan and Employee Stock Incentive Plan, divided by the number of shares outstanding at the end of the year. The three-year average burn rate for the three-year period ended December 30, 2005, which is the average of the burn rates in each of the last three years, was less than 1%.

Based on current plans for granting equity compensation, which are consistent with past practices under both the Stock Incentive Plan and the Employee Stock Incentive Plan, the Board expects that the 4,000,000 shares proposed to be added to the Stock Incentive Plan will allow the Company to continue granting equity compensation for the duration of the Plan. As a result of the Company's ongoing share repurchase program, the Board believes that the net impact on shareholder dilution will not be significant.

Explanation of Proposed Amendment and Restatement

The proposed amendment and restatement of the Stock Incentive Plan incorporates the following changes:

- Increase of 4,000,000 shares authorized under the Stock Incentive Plan. Upon shareholder approval of this increase, the Company will cease making grants under the Employee Stock Incentive Plan. The net effect of this will be an increase of approximately 2,700,000 shares for issuance of equity-based awards.

- Corresponding increases of 4,000,000 shares to the number of shares that may be issued under the Stock Incentive Plan as incentive stock options.

- A limitation on the number of shares that can be issued in the form of restricted stock, restricted stock units and performance awards payable in shares to a total of 1,000,000.

- A limitation on the term of stock options and stock appreciation rights to a maximum of ten years.

- Allow the Management Organization and Compensation Committee to delegate authority to the Chief Executive Officer to designate, determine and administer awards to employees who are not officers or directors of the Company. This authority had been granted to the Chief Executive Officer under the Graco Inc. Employee Stock Incentive Plan.

Key Features of the Amended and Restated Stock Incentive Plan

The Stock Incentive Plan, as proposed to be amended and restated to reflect these share increases, is referred to as the "Restated Plan." A summary of the Restated Plan appears below and the full text of the Restated Plan is set forth as Appendix A to this Proxy Statement. The Restated Plan has been designed to meet the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), regarding the deductibility of executive compensation. In addition, it is intended that the Restated Plan qualify as an incentive stock option plan meeting the requirements of Section 422 of the Code.

Shares/Stock

- Graco Inc. common stock, par value $1.00 per share.

Eligibility

- Any employee, officer or non-employee director of Graco or any of its affiliates.

Awards

- Any option, stock appreciation right, restricted stock, restricted stock unit, performance award, dividend equivalent or other stock-based award.

Term of the Restated Plan

- The Stock Incentive Plan will expire on May 1, 2011, unless earlier terminated by the Board of Directors.

Option Exercise Price

- Not less than 100 percent of the fair market value of a share on the date of grant.

- Fair market value is the last sale price of Graco common stock as reported by the New York Stock Exchange on the business day immediately preceding the date upon which fair market value is being determined.

Number of Shares Authorized Under the Restated Plan

- 7,375,000 shares if the shareholders approve the increase in the number of authorized shares, which is an increase of 4,000,000 shares over the number of shares previously authorized under the Stock Incentive Plan.

- 2,740,000 of the total shares have been issued or are reserved for outstanding awards under the Stock Incentive Plan, as of March 1, 2006.

Summary of the Restated Plan

All employees, officers and non-employee directors of Graco and its affiliates are eligible to receive awards under the Restated Plan at the discretion of the Management Organization and Compensation Committee of the Board of Directors. The Management Organization and Compensation Committee is composed solely of non-employee directors within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and outside directors within the meaning of Section 162(m) of the Code. The Restated Plan is administered in accordance with the requirements for the award of "qualified performance-based compensation" under Section 162(m) of the Code.

The Management Organization and Compensation Committee has the power to designate persons eligible for awards under the Restated Plan, interpret and administer the Restated Plan and any award agreement, establish rules as deemed appropriate for the administration of the Restated Plan and, subject to the provisions of the Restated Plan and to applicable law, determine:

- The type of award and number of shares covered by each award, provided that the term of any option or stock appreciation right cannot exceed ten years

- The terms and conditions of any award or award agreement

- The terms of exercise of any award

The Management Organization and Compensation Committee may also amend or waive the terms and conditions of an outstanding award, but may not adjust or amend the exercise price of any outstanding stock option or stock appreciation right, except in the case of a stock split or other recapitalization pursuant to Section 4(c) of the Restated Plan. The Management Organization and Compensation Committee may delegate some or all of its authority under the Restated Plan to the Chief Executive Officer of the Company for purposes of designating, determining and administering awards to employees who are not officers or directors of the Company. The Chief Executive Officer may, in turn, delegate such authority to other executive officers of the Company.

The aggregate number of shares of common stock that may be issued under all awards made under the Restated Plan will be 7,375,000 if this proposal is approved by Graco shareholders. A maximum of 1,000,000 shares are available for issuance as awards of restricted stock, restricted stock units and performance awards payable in shares of common stock. The Management Organization and

Compensation Committee may adjust the number of shares in the case of a stock split or other recapitalization pursuant to Section 4(c) of the Restated Plan. Shares covered by an award which are forfeited or not purchased will be available under the Restated Plan again for granting awards. In the event that the Management Organization and Compensation Committee determines that a dividend or other distribution, including a stock split, merger or other similar corporate transaction or event, affects Graco common stock such that an adjustment is deemed to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended under the Restated Plan, the Management Organization and Compensation Committee may make such adjustments as it deems equitable. No person eligible for awards under the Restated Plan may be granted stock options and any other award, the value of which is based solely on an increase in the price of Graco common stock, relating to more than 450,000 shares in the aggregate in any calendar year. The number and types of awards that will be granted under the Restated Plan are not determinable, as the Committee will make such determinations in its sole discretion. The closing market price per share of Graco common stock as of March 1, 2006 was $42.35.

Under the Restated Plan the Management Organization and Compensation Committee may award options, including reload options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents and other stock-based awards, and any combination of these. The Company has not historically, and does not intend to, grant any stock options with a reload feature. The provisions of the Restated Plan governing these awards are contained in the Restated Plan, attached hereto as Appendix A. Generally, the consideration to be received by the Company for awards under the Restated Plan will be the eligible persons' past, present or expected future contributions to Graco. The Restated Plan provides that all awards are to be evidenced by written agreements containing the terms and conditions of the awards.

Transfer of awards may not be made other than by will or by the laws of descent and distribution. During the lifetime of a participant, an award may be exercised only by the participant to whom the award is granted.

Subject to the provisions of the Restated Plan or an award agreement, the Management Organization and Compensation Committee may not amend any outstanding award agreement without the participant's consent, if the action would adversely affect the participant's rights. The Management Organization and Compensation Committee may assist a participant in satisfying the participant's tax withholding obligations by allowing the participant to elect to have the Company withhold shares which would otherwise be delivered upon exercise or receipt of the award or by delivering to the Company shares already owned with a value equal to the amount of the taxes.

The Stock Incentive Plan became effective as of May 1, 2001 and will be in effect for ten (10) years from that date, unless earlier terminated in accordance with the provisions of the Restated Plan. The Board of Directors may amend or terminate the Restated Plan, at any time, except that prior shareholder approval will be required for any amendment to the Restated Plan that:

- Requires shareholder approval under the rules or regulations of the New York Stock Exchange, any other securities exchange or the National Association of Securities Dealers, Inc. that are applicable to the Company,

- Permits repricing of outstanding stock options or stock appreciation rights granted under the Restated Plan, except in the case of a stock split or other recapitalization pursuant to Section 4(c) of the Restated Plan,

- Increases the number of shares authorized under the Restated Plan, except in the case of a stock split or other recapitalization pursuant to Section 4(c) of the Restated Plan,

- Permits the award of stock options or stock appreciation rights under the Restated Plan with an exercise price less than 100% of the fair market value of share of common stock as defined in the Restated Plan, or

- Without shareholder approval, would cause the Company to be unable, under the Code, to grant incentive stock options under the Restated Plan.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to awards under the Restated Plan.

Option or Stock Appreciation Right

Grant

The grant of an option or stock appreciation right is not expected to result in any taxable income for the recipient.

Exercise

Incentive Stock Option - The holder of an incentive stock option generally will have no taxable income upon exercising the option (except that a liability may arise pursuant to the alternative minimum tax), and the Company will not be entitled to a tax deduction.

Nonqualified Stock Option - Upon exercising a nonqualified stock option, the optionee must recognize ordinary income equal to the excess of the fair market value of the shares of common stock acquired on the date of exercise over the exercise price, and the Company will be entitled at that time to a tax deduction for the same amount.

Stock Appreciation Right

Upon exercising a stock appreciation right, the amount of any cash received and the fair market value on the exercise date of any shares of common stock received are taxable to the recipient as ordinary income and deductible by the Company.

Disposition

The tax consequence to a holder of an option upon a disposition of shares acquired through the exercise of an option will depend on how long the shares have been held and upon whether such shares were acquired by exercising an incentive stock option or by exercising a nonqualified stock option or stock appreciation right. Generally, there will be no tax consequence to the Company in connection with the disposition of shares acquired under an option, except that the Company may be entitled to a tax deduction in the case of the disposition of shares acquired under an incentive stock option before the applicable incentive stock option holding periods set forth in the Code have been satisfied.

Awards Other Than Options or Stock Appreciation Rights

With respect to other awards granted under the Restated Plan that are payable either in cash or shares of common stock that are either transferable or not subject to a substantial risk of forfeiture, the holder of such an award must recognize ordinary income equal to the excess of (a) the cash or the fair market value of the shares of common stock received (determined as of the date of such receipt) over (b) the amount (if any) paid for such shares of common stock by the holder of the award, and the Company will be entitled at that time to a deduction for the same amount.

With respect to an award that is payable in shares of common stock that are restricted as to transferability and subject to a substantial risk of forfeiture, unless a special election is made pursuant to the Code, the holder of the award must recognize ordinary income equal to the excess of (i) the fair market value of the shares of common stock received (determined as of the first time the shares become transferable or not subject to a substantial risk of forfeiture, whichever occurs earlier) over (ii) the amount (if any) paid for such shares of common stock by the holder, and the Company will be entitled at that time to a tax deduction for the same amount.

Application of Section 16 of the Exchange Act

Special rules may apply in the case of individuals subject to Section 16 of the Exchange Act. In particular, unless a special election is made pursuant to the Code, shares received pursuant to the exercise of a stock option or stock appreciation right may be treated as restricted as to transferability and subject to a substantial risk of forfeiture for a period of up to six months after the date of exercise.

Accordingly, the amount of any ordinary income recognized, and the amount of the Company's tax deduction, are determined as of the end of such period.

Delivery of Shares to Satisfy Tax Obligation

Under the Restated Plan, the Management Organization and Compensation Committee may permit participants receiving or exercising awards, subject to the discretion of the Committee and upon such terms and conditions as it may impose, to deliver shares of common stock (either shares received upon the receipt or exercise of the award or shares previously owned by the holder of the option) to the Company to satisfy federal and state tax obligations.

Shareholder Approval of Amended and Restated Stock Incentive Plan

The Board of Directors recommends that shareholders vote FOR approval of the Graco Inc. Amended and Restated Stock Incentive Plan.

PROPOSAL 4

Proposal To Approve the Graco Inc. 2006 Employee Stock Purchase Plan

Introduction

On February 17, 2006, the Management Organization and Compensation Committee of the Board of Directors approved, subject to Board and shareholder approval, the Graco Inc. 2006 Employee Stock Purchase Plan (the "Purchase Plan"). On February 17, 2006, the Board of Directors approved the Purchase Plan and directed that the Purchase Plan be submitted for approval by the shareholders. The full text of the Purchase Plan is set forth in Appendix B to this Proxy Statement and the following summary description is qualified in its entirety by reference to the full text of the Purchase Plan.

The Company currently sponsors the Graco Inc. Employee Stock Purchase Plan (the "Prior ESPP"). The Company is seeking to adopt a new employee stock purchase plan to replace the existing plan. The Prior ESPP has been in existence for approximately 24 years and, from the date of its initial adoption, has been amended several times. The new plan restates the several amendments of the Prior ESPP and incorporates certain changes to the design and administration of the plan. The proposed Purchase Plan authorizes 2,000,000 shares of common stock (approximately 2.9% of the outstanding shares as of March 1, 2006) for issuance under the Purchase Plan. The approximately 250,000 shares of common stock that will remain under the prior ESPP as of March 1, 2007, will be cancelled in March 2007. Accordingly, the net shares added by this proposal to the Company's employee stock purchase program is approximately 1,750,000 shares (approximately 2.6% of the outstanding shares as of March 1, 2006).

Upon shareholder approval of the Purchase Plan, the Company will terminate the Prior ESPP at the conclusion of the purchase period then in effect. The Purchase Plan would become effective on the first day of a Purchase Period commencing after shareholder approval of this proposal.

Purpose

The purpose of the Purchase Plan is to provide the employees of the Company and its subsidiaries with an opportunity to acquire common shares in the Company and, thus, to develop a stronger incentive to work for the continued success of the Company. The Purchase Plan is intended to be an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, and is interpreted and administered in a manner consistent with such intent.

Key Features of the Employee Stock Purchase Plan Proposal

1. The key terms of this plan are similar to the terms of the plan originally approved by Board of Directors on February 26, 1982, and approved by the shareholders on May 11, 1982, as it has been amended from time to time.

2. The Purchase Plan enables the Company to continue to attract key talent to the organization.

3. Upon approval by the shareholders, all stock purchases by employees after March 1, 2007, through a stock purchase plan, will be made under the Purchase Plan and no further purchases will be made under the Prior ESPP. Approximately 250,000 authorized shares remaining as of March 1, 2007, under the Prior ESPP will be cancelled.

4. The Company will continue its long-standing policy of opportunistically repurchasing shares to offset dilution resulting from issuance of shares under the Purchase Plan.

34

The Company's Philosophy on Equity Compensation

As described above under Proposal 3, the Company has adopted a number of programs to expand employee stock ownership and promote employee stock ownership at all levels of Graco. Please refer to the section called "The Company's Philosophy on Equity Compensation" under Proposal 3 for additional information about the Company's stock plans and the importance of these plans, including the Purchase Plan, to motivate management and employees to achieve future growth plans.

Administration

The Purchase Plan is administered by a Committee appointed by the Board of Directors. The Committee is authorized to make any uniform rules that may be necessary to carry out the provisions of the Purchase Plan. Subject to the terms of the Purchase Plan, the Committee shall determine the term of each purchase period and the manner for determining the purchase price of shares to be sold at the end of the purchase period. The Committee is also authorized to determine any questions arising in the administration, interpretation and application of the Purchase Plan, and all such determinations are conclusive and binding on all parties. The Committee may delegate all or part of its authority under the Purchase Plan to a committee of management for purposes of making determinations under the Purchase Plan.

Eligibility and Number of Shares

If approved by the shareholders, there will be a total of 2,000,000 shares of common stock of the Company available for purchase under the Purchase Plan, subject to appropriate adjustments by the Committee in the event of certain changes in the outstanding shares of common stock by reason of any stock dividend, stock splits, spin-off, split up, corporate separation, recapitalization, merger, consolidation, combination, exchange of shares and any similar events.

Any full- or part-time employee of the Company or, subject to approval by the Board of Directors or Committee, a parent or subsidiary corporation of the Company (including officers and any directors who are also employees of the Company or any such parent or subsidiary) is eligible to participate in the Purchase Plan for any Purchase Period (as defined below) so long as the employee is customarily employed at least 16 hours per week and the employee is customarily employed for at least five months in a calendar year. No employee may participate in the Purchase Plan if the employee would be deemed for purposes of the Code to own stock, immediately after a right to purchase is granted, equal to 5% or more of the total combined voting power or value of all classes of stock of the Company.

"Purchase Period" means an annual period commencing March 1 and ending on the last day of February of the following calendar year, or such other period of time as may be designated by the Committee. An employee must be eligible to participate on the twenty-fifth day of February prior to commencement of the Purchase Period.

Any eligible employee may elect to become a participant in the Purchase Plan for any Purchase Period by filing an enrollment form with the Company before the first day of the Purchase Period. The election form will be effective as of the first day of the next succeeding Purchase Period following receipt by the Company of the enrollment form and will continue to be effective until the employee modifies his or her authorization, withdraws from the Purchase Plan or ceases to be eligible to participate in the Purchase Plan.

As of March 1, 2006, the Company had approximately 2,000 employees who would be eligible to participate in the Purchase Plan.

No non-employee director or other non-employee is eligible to participate in the Purchase Plan.

Participation

An eligible employee who elects to participate in the Purchase Plan authorizes the Company to make payroll deductions of a specified amount of the employee's compensation. The minimum and maximum amount that may be withheld for any week during a pay period is 3% and 15%, respectively, of the employee's gross cash compensation, excluding commissions. A participant may decrease the amount of his or her payroll deductions. A participant may also elect to withdraw from the Purchase Plan during any Purchase Period, in which event the entire balance of his or her payroll deductions during the Purchase Period will be paid to the participant in cash within 60 days after the Company's receipt of notice of the withdrawal. A participant who withdraws from the Purchase Plan during a Purchase Period will not be eligible to re-enter the Purchase Plan until the next succeeding Purchase Period. A participant may only increase his or her payroll deductions at the commencement of a Purchase Period.

Amounts withheld under the Purchase Plan are held by the Company as part of its general assets until the end of the Purchase Period and then applied to the purchase of common stock. Interest is credited on the amounts withheld under the Purchase Plan at a simple interest rate selected by the Committee. The amount of interest is determined by averaging the balances in the participant's account on the last business day of each month during the accrual period.

The following table sets forth the number of shares of common stock purchased by the Named Executive Officers and by the various groups indicated on February 28, 2006, under the Company's current Employee Stock Purchase Plan.

Name and Position	Shares Purchased Under the Prior ESPP on February 28, 2006[1]
David A. Roberts, President and Chief Executive Officer	651
Dale E. Johnson, Vice President, Contractor Equipment Division	625
Charles L. Rescorla, Vice President, Manufacturing Operations	651
Patrick J. McHale, Vice President, Lubrication Equipment Division	651
Fred A. Sutter, Vice President, Applied Fluid Technologies	651
All current executive officers as a group	5,833
All current directors who are not executive officers, as a group	0
All employees who are not executive officers, as a group (includes officers who are not executive officers and former employees)	198,645

(1)   Participation in the Prior ESPP was voluntary, as will be participation in the Purchase Plan. Accordingly, the shares reflected in the table above may not be indicative of future participation in the Purchase Plan.

Purchase of Stock

Amounts deducted for a participant in the Purchase Plan are used to purchase common stock of the Company as of the last day of the Purchase Period at a price established from time to time by the Committee, which shall be no less than the lesser of: (a) 85% of the Fair Market Value (as defined in the Purchase Plan) of a share of common stock on the first day of the Purchase Period; or (b) 85% of the Fair Market Value of a share of common stock on the last day of the Purchase Period. All amounts so deducted, including the interest accrued on such amounts, are used to purchase the number of whole shares of common stock that can be purchased with such amount, unless the participant has properly notified the Company that he or she elects to withdraw in cash all of such withheld amounts or to purchase a lesser number of shares. Any withdrawal of cash and amounts remaining due to a participant's election to purchase a lesser number of shares, including interest on such amounts, will be refunded to the participant within 60 days after the end of the Purchase Period.

If purchases by all participants would exceed the number of shares of common stock available for purchase under the Purchase Plan, each participant will be allocated a ratable portion of the available shares of common stock. Any amount not used to purchase shares of common stock will be refunded to the participant in cash.

Shares of common stock purchased by a participant are issued and registered in the direct registration system in the name of the participant or jointly, as joint tenants with the right of survivorship, in the name of the participant and another person, as the participant or his or her representative may direct.

No more than $25,000 in Fair Market Value of shares of common stock (as determined on the first day of the purchase period) may be purchased by any participant under the Purchase Plan and all other employee stock purchase plans of the Company in any calendar year.

Death, Disability, Retirement or Other Termination of Employment

If the employment of a participant is terminated for any reason other than death, disability or retirement, the amounts previously withheld, including interest, will be refunded in cash to the participant within 60 days. In the event of the participant's death, the amounts previously withheld, including interest, will be paid to the participant's estate or any designated beneficiaries within 60 days of the Company's receipt of a certified copy of the participant's death certificate. Except as described below, in the event of a participant's disability (as defined in the Purchase Plan), the participant will continue to participate until 3 months following the termination of employment, provided that the participant's deductions will terminate when the participant is no longer receiving disability pay or after six months of continuous disability, whichever occurs first. In the event of a participant's retirement (as defined in the Purchase Plan), the participant may continue to participate until 3 months following the termination of employment, provided that payroll deductions will terminate on the day of termination of employment. In the event of a termination of employment due to disability or retirement that occurs more than 3 months before the end of a Purchase Period, the Participant may not purchase shares and the amounts withheld, including interest, will be refunded to the participant within 60 days.

Rights Not Transferable

The rights of a participant under the Purchase Plan are exercisable only by the participant during his or her lifetime. No right or interest of any participant under the Purchase Plan may be sold, pledged, assigned or transferred.

Amendment or Modification

The Company reserves the right to amend or terminate the Purchase Plan. Any amendment or termination shall require approval of the Board of Directors or the Committee, as provided under the Purchase Plan. Approval by the shareholders of the Company is required to: (a) authorize an increase in the number of shares of common stock that may be reserved under the Purchase Plan (except for adjustments by reason of any stock dividend, stock split, spin-off, split up, corporate separation, recapitalization, merger, consolidation, combination, exchange of shares and any similar event), (b) permit the issuance of shares of common stock before payment therefor in full, (c) increase the maximum rate of payroll deductions above 15% of compensation, (d) reduce the minimum price per share at which the shares of common stock may be purchased, or (e) change the definition of employees eligible to participate in the Purchase Plan.

Termination

All rights of participants under the Purchase Plan will terminate at the earlier of: (a) the day that participants become entitled to purchase a number of shares of common stock equal to or greater than the number of shares of common stock remaining available for purchase; or (b) at any time, at the discretion of the Board of Directors, upon at least 30 days notice to the participants. Upon termination or suspension of the Purchase Plan, the Company will pay to each participant cash in an amount equal to the balance previously withheld from the participant and not used to purchase common stock.

U.S. Federal Tax Considerations

Payroll deductions under the Purchase Plan are made after taxes. Except with regard to interest earned and paid, participants do not recognize any additional income as a result of participation in the Purchase Plan until the disposal of shares of common stock acquired under the Purchase Plan or the death of the participant. Participants who hold their shares of common stock for more than twelve months or die while holding their shares of common stock will recognize ordinary income in the year of disposition or death equal to the lesser of: (a) the excess of the fair market value of the shares of common stock on the date of disposition or death over the purchase price paid by the participant; or (b) 15% of the fair market value of the shares of common stock on the first day of the Purchase Period as of which the shares were purchased. If the twelve month holding period has been satisfied when the participant sells the shares of common stock or if the participant dies while holding the shares of common stock, the Company will not be entitled to any tax deduction in connection with the disposition of such shares by the participant.

Participants who dispose of their shares of common stock within twelve months after the shares of common stock were purchased will be considered to have realized ordinary income in the year of disposition in an amount equal to the excess of the fair market value of the shares of common stock on the date they were purchased by the participant over the purchase price paid by the participant. If such dispositions occur, the Company generally will be entitled to a tax deduction at the same time and in the same amount as the participants who make those dispositions are deemed to have realized ordinary income.

Participants will have a basis in their shares of common stock equal to the purchase price of their shares of common stock plus any amount that must be treated as ordinary income at the time of disposition of the shares of common stock, as explained above. Any additional gain or loss realized on the disposition of shares of common stock acquired under the Purchase Plan will be capital gain or loss.

Shareholder Approval Of Graco Inc. 2006 Employee Stock Purchase Plan

The Board of Directors recommends that shareholders vote FOR approval of the Graco Inc. 2006 Employee Stock Purchase Plan.

OTHER MATTERS

The Board is not aware of any matter, other than those stated above, which will or may properly be presented for action at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented by such proxies in accordance with their best judgment.

SHAREHOLDER PROPOSALS

The Company did not receive a request from any shareholder that a matter be submitted to a vote at the 2006 Annual Meeting. Any shareholders wishing to have a matter considered for inclusion in the proxy statement for the Annual Meeting in the year 2007 must submit such proposal in writing to the Secretary of the Company at the address shown on page 1 of this statement no later than November 7, 2006.

Any shareholder proposal for the Annual Meeting in year 2007 not included in the Proxy Statement must be submitted by written notice to the Secretary of the Company by January 22, 2007, to be considered. The persons named as proxies intend to exercise their discretionary authority to vote as they deem in the best interests of the Company on any such shareholder proposal.

You are respectfully requested to exercise your right to vote. You may do so by calling 1-800-560-1965, by accessing our website at www.eproxy.com/ggg, or by completing and signing the enclosed proxy card and returning it. In the event that you attend the meeting, you may revoke your proxy (either given by telephone, via the internet or by mail) and vote your shares in person if you wish.

For the Board of Directors

Karen Park Gallivan
Secretary

Dated: March, 2006

NOTE: Vote by telephone – call 1-800-560-1965
Vote via the internet at www.eproxy.com/ggg

APPENDIX A

GRACO INC.
AMENDED AND RESTATED STOCK INCENTIVE PLAN

Section 1. Purpose; Effect on Prior Plans.

(a) Purpose. The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers and non-employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to provide such persons with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company's shareholders.

(b) Effect on Prior Plans. After the date of shareholder approval of this Plan in 2001, the Company ceased granting awards under the Company's Long-Term Stock Incentive Plan and the Company's Non-Employee Directors Stock Option Plan, but all outstanding awards granted under either of those two plans prior to or on the date of shareholder approval of the Plan in 2001 remained outstanding in accordance with the terms thereof. After the date of shareholder approval of this Plan at the annual meeting in 2006, no awards shall be granted under the Company's Employee Stock Incentive Plan, but all outstanding awards granted under that plan prior to or on the date of shareholder approval of this Plan shall remain outstanding in accordance with the terms thereof.

Section 2. Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Affiliate" shall mean (i) any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in each case as determined by the Committee.

(b) "Award" shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award, Dividend Equivalent or Other Stock-Based Award granted under the Plan.

(c) "Award Agreement" shall mean any written agreement, contract or other instrument or document evidencing an Award granted under the Plan. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Committee.

(d) "Board" shall mean the Board of Directors of the Company.

(e) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(f) "Committee" shall mean a committee of Directors designated by the Board to administer the Plan. The Committee shall be comprised of not less than such number of Directors as shall be required to permit Awards granted under the Plan to qualify under Rule 16b-3, and each member of the Committee shall be a "Non-Employee Director" within the meaning of Rule 16b-3 and an "outside director" within the meaning of Section 162(m) of the Code. The Company expects to have the Plan administered in accordance with requirements for the award of "qualified performance-based compensation" within the meaning of Section 162(m) of the Code.

(g)   "Company" shall mean Graco Inc., a Minnesota corporation, and any successor corporation.

(h)   "Director" shall mean a member of the Board.

(i)   "Dividend Equivalent" shall mean any right granted under Section 6(e) of the Plan.

(j)   "Eligible Person" shall mean any employee, officer, consultant, independent contractor or non-employee Director providing services to the Company or any Affiliate whom the Committee determines to be an Eligible Person.

(k)   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(l)   "Fair Market Value" shall mean, with respect to any property (including, without limitation, any Shares or other securities), the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. Notwithstanding the foregoing, unless otherwise determined by the Committee, the Fair Market Value of Shares for purposes of the Plan shall be the last sale price of the Shares as reported on the composite tape by the New York Stock Exchange on the date immediately preceding the date as of which fair market value is being determined or, if there were no sales of Shares reported on the composite tape on such date, on the most recent preceding date on which there were sales.

(m)   "Incentive Stock Option" shall mean an option granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

(n)   "Non-Qualified Stock Option" shall mean an option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

(o)   "Option" shall mean an Incentive Stock Option or a Non-Qualified Stock Option, and shall include Reload Options.

(p)   "Other Stock-Based Award" shall mean any right granted under Section 6(f) of the Plan.

(q)   "Participant" shall mean an Eligible Person designated to be granted an Award under the Plan.

(r)   "Performance Award" shall mean any right granted under Section 6(d) of the Plan.

(s)   "Person" shall mean any individual, corporation, partnership, association or trust.

(t)   "Plan" shall mean this Graco Inc. Stock Incentive Plan, as amended from time to time.

(u)   "Reload Option" shall mean any Option granted under Section 6(a)(iv) of the Plan.

(v)   "Restricted Stock" shall mean any Share granted under Section 6(c) of the Plan.

(w)   "Restricted Stock Unit" shall mean any unit granted under Section 6(c) of the Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date.

(x)   "Rule 16b-3" shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation.

(y)   "Shares" shall mean shares of Common Stock, par value $1.00 per share, of the Company or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(c) of the Plan.

(z)   "Stock Appreciation Right" shall mean any right granted under Section 6(b) of the Plan.

Section 3. Administration.

(a)   <u>Power and Authority of the Committee</u>. The Plan shall be administered by the Committee. Subject to the express provisions of the Plan and to applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement; (v) amend the terms and conditions of any Award or Award Agreement, provided, however, that except as otherwise provided in Section 4(c) hereof, the Committee shall not adjust or amend the exercise price of Options or Stock Appreciation Rights previously awarded to any Participant, whether through amendment, cancellation and replacement grant, or any other means; (vi) accelerate the exercisability of any Award or the lapse of restrictions relating to any Award; (vii) determine whether, to what extent and under what circumstances Awards may be exercised in cash, Shares, promissory notes, other securities, other Awards or other property, or canceled, forfeited or suspended; (viii) determine whether, to what extent and under what circumstances cash, Shares, promissory notes, other securities, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or the Committee; (ix) interpret and administer the Plan and any instrument or agreement, including an Award Agreement, relating to the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award and any employee of the Company or any Affiliate.

(b)   <u>Power and Authority of the Board of Directors</u>. Notwithstanding anything to the contrary contained herein, the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan.

(c)   <u>Delegation of Authority</u>. The Committee may delegate all or any part of its authority under this Plan to the Chief Executive Officer of the Company for purposes of designating, determining and administering Awards to Participants who are not officers of the Company, as officer is defined in Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. The Chief Executive Officer may, in turn, delegate such authority to such other executive officer of the Company as the Chief Executive Officer may determine.

<u>Section 4. Shares Available for Awards.</u>

(a) <u>Shares Available</u>. Subject to adjustment as provided in Section 4(c) of the Plan, the aggregate number of Shares which may be issued under all Awards under the Plan shall be 7,375,000; provided, however, that a maximum of 1,000,000 Shares shall be available for issuance pursuant to Awards of Restricted Stock, Restricted Stock Units and Performance Awards payable in shares. Shares to be issued under the Plan will be authorized but unissued Shares. If any Shares covered by an Award or to which an Award relates are not purchased or are forfeited, or if an Award otherwise terminates without delivery of any Shares, then the number of Shares counted against the aggregate number of Shares available under the Plan with respect to such Award, to the extent of any such forfeiture or termination, shall again be available for granting Awards under the Plan. Notwithstanding the foregoing, the number of Shares available for granting Incentive Stock Options under the Plan shall not exceed 7,375,000, subject to adjustment as provided in the Plan and subject to the provisions of Section 422 or 424 of the Code or any successor provision.

(b) <u>Accounting for Awards</u>. For purposes of this Section 4, if an Award entitles the holder thereof to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan.

(c) <u>Adjustments</u>. In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards and (iii) the purchase or exercise price with respect to any Award; provided, however, that the number of Shares covered by any Award or to which such Award relates shall always be a whole number.

(d) <u>Award Limitations Under the Plan</u>. No Eligible Person may be granted any Award or Awards under the Plan, the value of which Award or Awards is based solely on an increase in the value of the Shares after the date of grant of such Award or Awards, for more than 450,000 Shares (subject to adjustment as provided in Section 4(c) of the Plan) in the aggregate in any calendar year. The foregoing annual limitation specifically includes the grant of any Award or Awards representing "qualified performance-based compensation" within the meaning of Section 162(m) of the Code.

<u>Section 5. Eligibility</u>.

Any Eligible Person shall be eligible to be designated a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company or such other factors as the Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing, an Incentive Stock Option may only be granted to full-time or part-time employees (which term as used herein includes, without limitation, officers and Directors who are also employees), and an Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code or any successor provision.

<u>Section 6. Awards</u>.

(a)   <u>Options</u>. The Committee is hereby authorized to grant Options to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i)   <u>Exercise Price</u>. The purchase price per Share purchasable under an Option shall be determined by the Committee; provided, however, that such purchase price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option.

(ii)   <u>Option Term</u>. The term of each Option shall be fixed by the Committee, but shall not exceed ten years from the date of grant.

(iii)   <u>Time and Method of Exercise</u>. The Committee shall determine the time or times at which an Option may be exercised in whole or in part and the method or methods by which, and the form or forms (including, without limitation, cash, Shares, promissory notes, other securities, other Awards or other property, or any combination thereof, having a Fair Market Value on the exercise date equal to the applicable exercise price) in which, payment of the exercise price with respect thereto may be made or deemed to have been made.

(iv)   <u>Reload Options</u>. The Committee may grant Reload Options, separately or together with another Option, pursuant to which, subject to the terms and conditions established by the Committee, the Participant would be granted a new Option when the payment of the exercise price of a previously granted option is made by the delivery of Shares owned by the Participant pursuant to Section 6(a)(iii) hereof or the relevant provisions of another plan of the Company, and/or when Shares are tendered or withheld as payment of the amount to be withheld under applicable income tax laws in connection with the exercise of an Option, which new Option would be an Option to purchase the number of Shares not exceeding the sum of (A) the number of Shares so provided as consideration upon the exercise of the previously granted option to which such Reload Option relates and (B) the number of Shares, if any, tendered or withheld as payment of the amount to be withheld under applicable tax laws in connection with the exercise of the option to which such Reload Option relates pursuant to the relevant provisions of the plan or agreement relating to such option. Reload Options may be granted with respect to Options previously granted under the Plan or any other stock option plan of the Company or may be granted in connection with any Option granted under the Plan or any other stock option plan of the Company at the time of such grant. Such Reload Options shall have a per share exercise price equal to the Fair Market Value of one Share as of the date of grant of the new Option. Any Reload Option shall be subject to availability of sufficient Shares for grant under the Plan. Shares surrendered as part or all of the exercise price of the Option to which it relates that have been owned by the optionee less than six months will not be counted for purposes of determining the number of Shares that may be purchased pursuant to a Reload Option.

(b) <u>Stock Appreciation Rights</u>. The Committee is hereby authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms of the Plan and any applicable Award Agreement. A Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of (i) the Fair Market Value of one Share on the date of exercise (or, if the Committee shall so determine, at any time during a specified period before or after the date of exercise) over (ii) the grant price of the Stock Appreciation Right as specified by the Committee, which price shall not be less than 100% of the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right. Subject to the terms of the Plan and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee. The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate. The term of a Stock Appreciation Right shall not exceed ten years.

(c) <u>Restricted Stock and Restricted Stock Units</u>. The Committee is hereby authorized to grant Awards of Restricted Stock and Restricted Stock Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i) <u>Restrictions</u>. Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Committee may deem appropriate.

(ii) <u>Stock Certificates; Delivery of Shares</u>. Any Restricted Stock granted under the Plan shall be evidenced by issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock. After the restrictions lapse or are waived, the legended stock certificates will be returned to the Company (or its transfer agent) for cancellation and an entry reflecting the issuance of the Shares to the Participant without restrictions will be made on the books of the Company (or its transfer agent). In the case of Restricted Stock Units, no Shares shall be issued at the time such Awards are granted. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Stock Units, thereby evidencing the right to receive Shares, an entry reflecting the issuance of such Shares without restrictions to the holder of the Restricted Stock Units will be made on the books of the Company (or its transfer agent).

(iii) <u>Forfeiture</u>. Except as otherwise determined by the Committee, upon a Participant's termination of employment (as determined under criteria established by the Committee) during the applicable restriction period, all Shares of Restricted Stock and all Restricted Stock Units held by the Participant at such time shall be forfeited and reacquired by the Company; provided, however, that the Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Shares of Restricted Stock or Restricted Stock Units.

(d) <u>Performance Awards</u>. The Committee is hereby authorized to grant Performance Awards to Eligible Persons subject to the terms of the Plan and any applicable Award Agreement. A

Performance Award granted under the Plan (i) may be denominated or payable in cash, Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Committee shall establish. Subject to the terms of the Plan and any applicable Award Agreement, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of any Performance Award shall be determined by the Committee.

(e) <u>Dividend Equivalents</u>. The Committee is hereby authorized to grant Dividend Equivalents to Eligible Persons under which the Participant shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Committee. Subject to the terms of the Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Committee shall determine.

(f) <u>Other Stock-Based Awards</u>. The Committee is hereby authorized to grant to Eligible Persons, subject to the terms of the Plan and any applicable Award Agreements, such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as are deemed by the Committee to be consistent with the purpose of the Plan. Shares, or other securities delivered pursuant to a purchase right granted under this Section 6(f) shall be purchased for such consideration, which may be paid by such method or methods and in such form or forms (including, without limitation, cash, Shares, promissory notes, other securities, other Awards or other property, or any combination thereof), as the Committee shall determine, the value of which consideration, as established by the Committee, shall not be less than 100% of the Fair Market Value of such Shares or other securities as of the date such purchase right is granted.

(g) <u>General</u>.

(i) <u>No Cash Consideration for Awards</u>. Awards may be granted for no cash consideration or for such other consideration as may be determined by the Committee or required by applicable law.

(ii) <u>Awards May Be Granted Separately or Together</u>. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with or in substitution for any other Award or any award granted under any plan of the Company or any Affiliate other than the Plan. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any such other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(iii) <u>Forms of Payment under Awards</u>. Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise or payment of an Award may be made in such form or forms as the Committee shall determine (including, without limitation, cash, Shares, promissory notes, other securities, other Awards or other property, or any combination thereof), and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents with respect to installment or deferred payments.

(iv)   <u>Limits on Transfer of Awards</u>. No Award (other than Non-Qualified Stock Options, as hereinafter set forth) and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution; provided, however, that, if so determined by the Committee, a Participant may, in the manner established by the Committee, designate a beneficiary or beneficiaries to exercise the rights of the Participant and receive any property distributable with respect to any Award upon the death of the Participant. Each Award or right under any such Award shall be exercisable during the Participant's lifetime only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative. No Award or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate.

(v)   <u>Term of Awards</u>. The term of each Award shall be for such period as may be determined by the Committee, subject to the term limitations set forth in the Plan.

(vi)   <u>Restrictions; Securities Exchange Listing</u>. All Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such restrictions as the Committee may deem advisable under the Plan, applicable federal or state securities laws and regulatory requirements, and the Committee may cause appropriate entries to be made or legends to be placed on the certificates for such Shares or other securities to reflect such restrictions. If the Shares or other securities are traded on a securities exchange, the Company shall not be required to deliver any Shares or other securities covered by an Award unless and until such Shares or other securities have been admitted for trading on such securities exchange.

<u>Section 7. Amendment and Termination; Adjustments</u>.

(a)   <u>Amendments to the Plan</u>. The Board of Directors of the Company may amend, alter, suspend, discontinue or terminate the Plan; provided, however, that, notwithstanding any other provision of the Plan or any Award Agreement, prior approval of the shareholders of the Company shall be required for any amendment to the Plan that:

(i)   requires shareholder approval under the rules or regulations of the New York Stock Exchange, any other securities exchange or the National Association of Securities Dealers, Inc. that are applicable to the Company;

(ii)   permits repricing of Options or Stock Appreciation Rights which is prohibited by Section 3(a)(v) of the Plan;

(iii)   increases the number of shares authorized under the Plan as specified in Section 4(a);

(iv)   permits the award of Options or Stock Appreciation Rights at a price less than 100% of the Fair Market Value of a Share on the date of grant of such Option or Stock Appreciation Right, as prohibited by Sections 6(a)(i), 6(a)(iv) and 6(b)(ii) of the Plan; or

(v)   without such shareholder approval, would cause the Company to be unable, under the Code, to grant Incentive Stock Options under the Plan.

(b)   Amendments to Awards. Subject to the provisions of the Plan, the Committee may waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively. Except as otherwise provided herein or in an Award Agreement, the Committee may not amend, alter, suspend, discontinue or terminate any outstanding Award, prospectively or retroactively, if such action would adversely affect the rights of the holder of such Award, without the consent of the Participant or holder or beneficiary thereof.

(c)   Correction of Defects, Omissions and Inconsistencies. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry the Plan into effect.

Section 8. Income Tax Withholding.

In order to comply with all applicable federal, state or local income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal, state or local payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. In order to assist a Participant in paying all or a portion of the federal and state taxes to be withheld or collected upon exercise or receipt of (or the lapse of restrictions relating to) an Award, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the minimum statutory amount of such taxes required to be withheld by the Company or (b) by delivering to the Company certificated Shares from the Participant's account on the books of the Company (or its transfer agent) to the Company, other than Shares issuable upon exercise or receipt of (or the lapse of restrictions relating to) such Award and owned by the Participant for more than six (6) months with a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is to be determined.

Section 9. General Provisions.

(a)   No Rights to Awards. No Eligible Person, Participant or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b)   Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been duly executed on behalf of the Company and, if requested by the Company, signed by the Participant.

(c)   No Rights of Shareholders. Except with respect to Restricted Stock, neither a Participant nor the Participant's legal representative shall be, or have any of the rights and privileges of, a shareholder of the Company with respect to any Shares issuable upon the exercise or payment of any Award, in whole or in part, unless and until the Shares have been issued.

(d)   No Limit on Other Compensation Plans or Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases.

(e)   No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, or a non-employee Director to be retained as a Director, nor will it affect in any way the right of the Company or an Affiliate to terminate such employment at any time, with or without cause. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under the Plan or any Award, unless otherwise expressly provided in the Plan or in any Award Agreement.

(f)   Governing Law. The internal law, and not the law of conflicts, of the State of Minnesota, shall govern all questions concerning the validity, construction and effect of the Plan or any Award, and any rules and regulations relating to the Plan or any Award.

(g)   Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

(h)   No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(i)   No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

(j)   Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

Section 10. Effective Date of the Plan.

The Plan was effective upon approval by the shareholders of the Company at the annual meeting of shareholders of the Company held in 2001. The amendment and restatement of the Plan approved by the Board on February 17, 2006 shall be subject to approval by the shareholders of the Company at the annual meeting of shareholders of the Company to be held in 2006 and will be effective upon such shareholder approval.

<u>Section 11. Term of the Plan</u>.

Awards shall only be granted under the Plan during a 10-year period beginning on the effective date of the Plan, unless the Plan is terminated earlier pursuant to Section 7(a) of the Plan. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond the end of such 10-year period, and the authority of the Committee provided for hereunder with respect to the Plan and any Awards, and the authority of the Board of Directors of the Company to amend the Plan, shall extend beyond the termination of the Plan.

APPENDIX B

GRACO INC.
2006 EMPLOYEE STOCK PURCHASE PLAN

1.   *Purpose and Scope of Plan.* The purpose of this employee stock purchase plan (the "Plan") is to provide the employees of Graco Inc. (the "Company") and its subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase of its common stock and, thus, to develop a stronger incentive to work for the continued success of the Company. The Plan is intended to be an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended, and shall be interpreted and administered in a manner consistent with such intent.

2.   *Definitions.*

      2.1.   The terms defined in this section are used and capitalized elsewhere in the Plan:

          (a)   "*Affiliate*" means any corporation that is a "parent corporation" or "subsidiary corporation" of the Company, as defined in Sections 424(e) and 424(f) of the Code or any successor provisions, and whose participation in the Plan has been approved by the Board of Directors or a committee selected in accordance with the provisions of the Plan.

          (b)   "*Agent*" means a registered securities broker/dealer that may be selected by the Company to assist the Company in administering the Plan.

          (c)   "*Board of Directors*" means the Board of Directors of the Company.

          (d)   "*Code*" means the Internal Revenue Code of 1986, as amended from time to time.

          (e)   "*Committee*" means the committee appointed under Section 13 of the Plan or its delegatee.

          (f)   "*Company*" means Graco Inc., a Minnesota corporation.

          (g)   "*Compensation*" means the gross cash compensation, including wages, overtime earnings, shift premium, salary, sales incentive and bonus paid by the Company or a Participating Affiliate to a Participant in accordance with the terms of employment, but excluding all commissions, expense allowances or reimbursements, relocation allowances, tuition reimbursements, adoption assistance benefits, earnings related to stock options or other equity incentives, post-employment payments that may be computed from eligible compensation, such as severance benefits, salary continuation after termination of employment, redundancy pay, termination indemnities, and compensation payable in a form other than cash. Compensation shall be determined without regard to any earnings reduction agreements made pursuant to a qualified cash or deferred arrangement under section 401(k) of the Code, or a cafeteria plan established under section 125 of the Code.

(h)   "*Effective Date*" shall mean the first day of the first Purchase Period commencing after the approval of the Plan by the shareholders of the Company, providing, however, that the effective date with respect to one or more Participating Affiliates may be a date as determined by the Committee, that may be later than the first day of the first Purchase Period commencing after the approval of the Plan by the shareholders of the Company.

(i)   "*Eligible Employee*" means an individual who is classified as a regular full or part-time employee by the Company or a Participating Affiliate on their payroll records on the twenty-fifth (25th) day of February prior to the commencement of any Purchase Period and throughout the applicable Purchase Period, except (i) an employee whose customary employment is less than 16 hours per week, (ii) an employee whose customary employment is for not more than 5 months in any calendar year, or (iii) an employee who, immediately after a right to purchase is granted, owns (or is deemed to own under sections 423(b)(3) and 424(d) of the Code) shares of the Company's stock with a total combined voting power or value of all classes of stock of the Company of five percent (5%) or more. No other individual shall be considered to be an Eligible Employee, including any temporary employee, independent contractor, non-employee consultant, an employee of any entity other than the Company or a Participating Affiliate, or an employee of any service provider, even if such classification is determined to be erroneous, or is retroactively revised by a governmental agency, by court order or as a result of litigation, or otherwise. In the event the classification of a person who was excluded from the definition of Eligible Employee under the provisions of this subparagraph is determined to be erroneous or is retroactively revised, the person shall nonetheless continue to be excluded from treatment as an Eligible Employee for all periods prior to the date the Company or Participating Affiliate specifically determines, for the purposes of eligibility under the Plan, that its classification of the individual should be revised.

(j)   "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time.

(k)   "*Fair Market Value*" of a share of Common Stock as of any date means, if the Company's Common Stock is listed on a national securities exchange or traded in the national market system, the closing price for such Common Stock on such exchange or market on said date, or, if no sale has been made on such exchange or market on said date, on the last preceding day on which any sale shall have been made. If such determination of Fair Market Value is not consistent with the then current regulations applicable to a plan intended to qualify as an "employee stock purchase plan" within the meaning of Section 423(b) of the Code, however, Fair Market Value shall be determined in accordance with such regulations. The determination of Fair Market Value shall be subject to adjustment as provided in Section 14.

(l)   "*Month*" for purposes of interpreting Section 9 of the Plan means the period between a certain day in one calendar month and the same day in the following calendar month. For example, if an event takes place on January 1, a month shall have elapsed on February 1. If the subsequent month does not have the same day as the preceding month, a month will have elapsed on the day preceding that day or at the end of the month in the case of February. For example if an event takes place on January 31, a month will have elapsed on February 28 (or 29 in a leap year).

(m)   *"Participating Affiliate"* means an Affiliate that has been designated by the Committee in advance of the commencement of the applicable Purchase Period as a corporation whose eligible employees may participate in the Plan.

(n)   *"Participant"* means an Eligible Employee who has elected to participate in the Plan in the manner set forth in Section 4.

(o)   *"Plan"* means this Graco Inc. 2006 Employee Stock Purchase Plan, as amended from time to time.

(p)   *"Purchase Period"* means, except as otherwise determined by the Committee, an annual period commencing March 1 and ending the last day of February of the following calendar year.

(q)   *"Shares"* means the Common stock of the Company, $1.00 par value.

(r)   *"Stock Purchase Account"* means the account maintained in the books and records of the Company recording the amount withheld from each Participant through payroll deductions made under the Plan.

3.   *Scope of the Plan.* Shares may be sold to Eligible Employees pursuant to the Plan as hereinafter provided, but not more than Two Million (2,000,000) Shares, subject to adjustment as provided in Section 14, shall be sold to Eligible Employees pursuant to the Plan. All sales of Shares pursuant to the Plan shall be subject to the same terms, conditions, rights and privileges. The Shares sold to Eligible Employees pursuant to the Plan may be shares acquired by purchase on the open market or in privately negotiated transactions, by direct issuance from the Company or by any combination thereof.

4.   *Eligibility and Participation.* To be eligible to participate in the Plan for a given Purchase Period, an employee must be an Eligible Employee. An Eligible Employee may elect to participate in the Plan by submitting an enrollment form to the Company before the commencement of the applicable Purchase Period that authorizes regular payroll deductions from Compensation beginning with the first payday in such Purchase Period and continuing until the Eligible Employee withdraws from the Plan, modifies his or her authorization or ceases to be an Eligible Employee, as hereinafter provided.

5.   *Number of Shares Each Eligible Employee May Purchase.*

5.1.   Subject to the provisions of the Plan, each Eligible Employee shall be offered the right to purchase on the last day of the Purchase Period the number of Shares that can be purchased at the price specified in Section 5.2 with the entire credit balance, including interest, if any, in the Participant's Stock Purchase Account; provided, however, that no Eligible Employee shall be granted a right to acquire Shares under the Plan that permits the Eligible Employee's rights to purchase Shares under the Plan and all other "employee stock purchase plans" within the meaning of Section 423(b) of the Code maintained by the Company and the Participating Affiliates to accrue at a rate that exceeds $25,000 of Fair Market Value (determined at the time such option is granted) for each calendar year in which such right is outstanding at any time. If the purchases by all Participants would otherwise cause the aggregate number of Shares to be sold under the Plan to exceed the number specified in Section 3, however, each Participant shall be allocated a ratable portion of the maximum number of Shares that may be sold.

5.2.   The purchase price of each Share sold pursuant to the Plan shall be established from time to time by the Committee, but shall be no less than the lesser of (a) or (b) below:

(a)   85% of the Fair Market Value of such Share on the first day of the Purchase Period; or

(b)   85% of the Fair Market Value of such Share on the last day of the Purchase Period.

6.   *Method of Participation.*

6.1.   The Company shall give notice to each Eligible Employee of the opportunity to purchase Shares pursuant to the Plan and the terms and conditions for such offering. Such notice is subject to revision by the Company at any time prior to the date of purchase of such Shares. The Company contemplates that for tax purposes the first day of a Purchase Period will be the date of the offering of such Shares.

6.2.   Each Eligible Employee who desires to participate in the Plan for the applicable Purchase Period shall signify his or her election to do so by delivering an executed election on a form designated by the Company prior to the commencement of the Purchase Period. An Eligible Employee may elect to have any whole percent of Compensation withheld, but not less than 3% nor more than 15% per pay period, subject to the provisions of Section 8.6 of the Plan. An election to participate in the Plan and to authorize payroll deductions as described herein must be made before the first day of the Purchase Period to which it relates and shall remain in effect unless and until such Participant withdraws from the Plan, modifies his or her authorization, or ceases to be an Eligible Employee, as hereinafter provided.

6.3.   Any Eligible Employee who does not make a timely election, as provided in Section 6.2, shall be deemed to have elected not to participate in the Plan. Such election shall be irrevocable for such Purchase Period.

7.   *Stock Purchase Account.*

7.1.   The Company shall maintain a Stock Purchase Account for each Participant. Payroll deductions pursuant to Section 6 shall be credited to such Stock Purchase Accounts on each payday.

7.2.   Interest shall accrue on the balances in the Stock Purchase Accounts in accordance with the provisions of this Section 7.2, provided that the amount in such Stock Purchase Account is held in the general assets of the Company or the applicable Participating Affiliate. Interest shall accrue from the first day of the Purchase Period until the earlier of (i) the last business day of the Purchase Period, (ii) the last business day of the calendar month preceding the calendar month in which the Participant withdraws from the Plan, or (iii) the last business day of the calendar month preceding the calendar month in which a distribution is to be made under Section 10 ("Accrual Period"). The interest accrued shall be credited to a Participant's Stock Purchase Account on the last day of the applicable Accrual Period. The amount of interest to be accrued shall be determined by averaging the balances in the Participant's Stock Purchase Account on the last business day of each calendar month in the applicable Accrual Period and multiplying that amount by a simple interest rate selected annually by the Committee.

7.3.   The Stock Purchase Account is established solely for accounting purposes. Amounts in the Stock Purchase Account shall be part of the general assets of the Company or credited to an account maintained in the Participant's name at an appropriate financial institution, as the Committee may from time to time determine.

7.4   A Participant may designate one or more beneficiaries to receive the balance in the Participant's Stock Purchase Account upon the Participant's death by submitting a properly completed form to the Company. Such designation may be changed or revoked by the Participant from time to time, provided, however, no designation, change or revocation shall be effective unless made by the Participant on an appropriate form and filed with the Company during the Participant's lifetime. Unless the Participant has otherwise specified in the beneficiary designation, payment shall be made to the beneficiary's estate if a beneficiary survives the Participant, but dies before receipt of the payment due.

7.5.   A Participant may not make any separate cash payment into the Stock Purchase Account.

8.   *Right to Adjust Participation or to Withdraw.*

8.1   A Participant may increase future payroll deductions only at the commencement of a Purchase Period by submitting the appropriate form to the Company prior to the commencement of the Purchase Period.

8.2.   A Participant may, at any time during a Purchase Period, direct the Company to reduce the amount withheld from his or her future Compensation, subject to the limitation in Section 6.2. Upon any such action, future payroll deductions with respect to such Participant shall be reduced in accordance with the Participant's direction.

8.3.   At any time before the end of a Purchase Period, a Participant may withdraw from the Plan by filing an appropriate form with the Company. In such event, all future payroll deductions shall cease and the entire credit balance in the Participant's Stock Purchase Account will be paid to the Participant, including interest, in cash within sixty (60) days of the date the Company receives notice of the Participant's withdrawal. A Participant who withdraws from the Plan will not be eligible to reenter the Plan until the next succeeding Purchase Period.

8.4.   A Participant shall notify the Company of the Participant's election to decrease payroll deductions by filing an appropriate form with the Company. A Participant's election to decrease deductions will take effect as soon as administratively feasible following receipt by the Company of notification of such election.

8.5   The Committee may, by administrative rule, direct that a Participant's payroll deductions cease when the entire credit balance in a Participant's Stock Purchase Account, excluding interest, exceeds the maximum Fair Market Value of Shares that may be purchased pursuant to Section 5.1, at the applicable purchase price per Share established pursuant to Section 5.2

9.   *Termination of Employment.* If the employment of a Participant terminates for a reason other than death, disability, or retirement, Participant's participation in the Plan shall cease as of the date of termination and the Company will pay to the Participant within sixty (60) days of the date of termination, the entire balance in the Participant's Stock Purchase Account, including accrued interest, in cash.

9.1   *Death.* Participation in the Plan shall cease upon the death of the Participant. The entire credit balance of the Participant's Stock Purchase Account, including accrued interest, shall be paid to the Participant's estate or, in the event the Participant has so designated, to one or more beneficiaries in cash within sixty (60) sixty days of the Company's receipt of a certified copy of the Participant's death certificate.

9.2   *Disability.* A Participant who becomes disabled as defined below during a Purchase Period may continue to participate in the Plan for three (3) Months following the Participant's employment termination date, subject to the following provisions:

(a)   If the last business day of the Purchase Period occurs prior to or coincident with the expiration of the three (3) Month period, the Participant may purchase Shares pursuant to the Plan. If the last business day of the Purchase Period occurs after the expiration of the three (3) Month period, the Participant may not purchase Shares and the entire credit balance in the Participant's Stock Purchase Account on the date of termination of the Participant's employment, including accrued interest, will be paid to the Participant in cash within sixty (60) days of the termination of the Participant's employment.

(b)   Payroll deductions shall cease at the point when the Participant is no longer receiving disability pay from the Company or a Participating Affiliate or after six (6) continuous Months of disability, whichever occurs first.

(c)   The Participant may voluntarily withdraw from the Plan at any time during the Purchase Period, in accordance with the provisions of Section 8.

(d)   A Participant shall be deemed disabled if because of an injury or illness, the Participant is unable to perform the essential functions of his/her regular position and the following determinations have been made.

(i)   A written determination of disability by the administrator of the disability benefit plan sponsored by the Company or a Participating Affiliate using a definition of disability similar to that set forth in Section 9.2(d) or

(ii)   A written determination of disability made by a doctor of medicine approved by the Committee using a definition of disability similar to that set forth in Section 9.2(d) when the Participant is not covered by a Company or Participating Affiliate disability plan. Situations contemplated by this Section 9.2(d)(ii) include fully insured disability plans.

9.3   *Retirement.* A Participant who terminates employment with the Company or a Participating Affiliate and is age 55 and has ten (10) or more years of service with the Company and/or the Participating Affiliate or is age 65, may continue to participate in the Plan for three (3) Months following the Participant's employment termination date. If the last business day of the Purchase Period occurs prior to or coincident with the expiration of the three (3) Month period, the Participant may purchase Shares pursuant to the Plan. If the last business day of the Purchase Period occurs after the expiration of the three (3) Month period, the Participant may not purchase Shares and the entire credit balance in the Participant's Stock Purchase Account on the date of termination of the Participant's employment, including accrued interest, will be paid to the

Participant in cash within sixty (60) days of the termination of the Participant's employment, provided that:

(a)   Payroll deductions shall cease upon the termination of employment; and

(b)   The Participant may voluntarily withdraw from the Plan at any time prior to the expiration of the three (3) Month period, in accordance with the provisions of Section 8.

10.   *Purchase of Shares.*

10.1.   As of the last business day of each Purchase Period, the entire credit balance in each Participant's Stock Purchase Account, including the interest accrued, shall be used to purchase the largest number of whole Shares that may be purchased with such amount, subject to the limitations of Sections 3 and 5, unless the Participant has filed an appropriate form with the Company in advance of that date, that either elects to purchase a specified number of whole Shares that is less than the number that may be purchased with the entire credit balance, including interest, or elects to receive the entire credit balance, including interest, in cash.

10.2.   In the event that the amount in the Stock Purchase Account is part of the general assets of the Company in accordance with the provisions of Section 7.3 of the Plan and the entire credit balance, including interest, is used to purchase the largest number of whole Shares that may be purchased with such amount, subject to the limitations of Sections 3 and 5, and there is an amount left in the Participant's account which is less than the value of one whole Share ("Cash Value of Fractional Share") and the Participant has elected to continue the Participant's participation in the Plan during the subsequent Purchase Period, the Cash Value of the Fractional Share shall be retained in that Participant's Stock Purchase Account and aggregated with payroll deductions made during the subsequent Purchase Period. If a Participant purchases less than the maximum number of Shares that may be purchased with the entire credit balance, including interest, if applicable, the amount remaining in the Participant's Stock Purchase Account after such purchase, or the entire credit balance, including interest, if any, if the Participant elects not purchase any Shares, will be paid to the Participant in cash within sixty (60) days after the end of the applicable Purchase Period.

10.3.   Shares acquired by each Participant shall be held in a direct registration account maintained for the benefit of each Participant by the Company's transfer agent.

10.4   The Committee, in the exercise of its discretion, may retain an Agent to assist the Company in managing the Plan.

11.   *Rights as a Shareholder.* A Participant shall not be entitled to any of the rights or privileges of a shareholder of the Company with respect to Shares purchased under the Plan, including the right to receive any dividends that may be declared by the Company, until (i) the Participant has actually paid the purchase price for such Shares and (ii) either an entry reflecting the issuance of the Shares has been made on the books of the Company (or of its transfer agent) or a certificate or certificates representing the Shares has been delivered to the Participant.

12.   *Rights Not Transferable.* A Participant's right to purchase Shares under the Plan is exercisable only by the Participant during his or her lifetime, and may not be sold, pledged, assigned or transferred in any way. Any attempt to sell, pledge, assign or transfer the same shall be null and void and without effect. The amounts credited to a Stock Purchase Account may not be assigned, transferred, pledged or hypothecated in any way other than by will or the laws of descent and distribution, and any attempted assignment, transfer, pledge, hypothecation or other disposition of such amounts other than by will or the laws of descent and distribution will be null and void and without effect.

13.   *Administration of the Plan.* The Board of Directors of the Company shall appoint a committee to administer the Plan consisting of three or more persons who may but need not be directors of the Company. The Board shall determine the size of the Committee from time to time and shall have the power to remove and replace members thereof. The Committee is authorized to make such uniform rules as may be necessary to carry out its provisions. Subject to the terms of the Plan, the Committee shall determine the term of each Purchase Period and the manner of determining the purchase price of the Shares to be sold during such Purchase Period. The Committee shall also determine any other questions arising in the administration, interpretation and application of the Plan, and all such determinations shall be conclusive and binding on all parties. The Committee may delegate all or part of its authority under the Plan to a committee of management for purposes of determinations under the Plan.

14.   *Adjustment upon Changes in Capitalization.* In the event of any change in the Shares by reason of any stock dividend, stock split, spin-off, split up, corporate separation, recapitalization, merger, consolidation, combination, exchange of shares and any similar corporate event, the Share amount in Section 3 and the Purchase Price in Section 5 shall be appropriately adjusted by the Committee.

15.   *Registration of Shares.* Shares shall be issued and registered in the direct registration system in the name of the Participant, or jointly, as joint tenants with the right of survivorship, in the name of the Participant and another person, as the Participant or his or her representative may direct on an appropriate form filed with the Company.

16.   *Amendment of Plan.* The Company reserves the power to amend the Plan prospectively or retroactively or both or to terminate the Plan in any respect by action of the Board of Directors. In addition and independent of action by the Board of Directors, the Committee may amend the Plan in any respect that does not materially increase the cost of the Plan or significantly alter the scope, nature or degree of benefits accruing to Participants in the Plan, including the setting of the interest rate for any Purchase Period pursuant to Section 7. Notwithstanding the foregoing, no amendment shall be made without the prior approval of the shareholders that would (i) authorize an increase in the number of Shares that may be reserved under the Plan, except as provided in Section 14, (ii) permit the issuance of Shares before payment therefor in full, (iii) increase the maximum rate of payroll deductions above 15% of Compensation, (iv) reduce the minimum price per share at which the Shares may be purchased, or (v) change the definition of employees eligible to participate in the Plan.

17.   *Effective Date of Plan.* The Plan shall be effective on the first day of the first Purchase Period commencing after the Plan has been approved by the shareholders of the Company on or before April 21, 2006. All rights of Participants in any offering hereunder shall terminate at the earlier of (i) the day that Participants become entitled to purchase a number of Shares equal to or greater than the number of shares remaining available for purchase or (ii) at any time, at the discretion of the Board of Directors, after thirty (30) days' notice has been given to all Participants. Upon termination or suspension of the Plan, Shares shall be purchased for Participants in accordance with Section 10.1, and cash, if any, remaining in the Participants' Stock Purchase Accounts shall be refunded to them, as if the Plan were terminated at the end of a Purchase Period.

18. *Governmental Regulations and Listing.* All rights granted or to be granted to Eligible Employees under the Plan are expressly subject to all applicable laws and regulations and to the approval of all governmental authorities required in connection with the authorization, issuance, sale or transfer of the Shares reserved for the Plan, including, without limitation, the requirement of a current registration statement of the Company under the Securities Act of 1933, as amended, covering the Shares purchasable on the last day of the Purchase Period applicable to such Shares, and if such a registration statement shall not then be effective, the term of such Purchase Period shall be extended until the first business day after the effective date of such a registration statement, or post-effective amendment thereto. If applicable, all such rights hereunder are also similarly subject to the effectiveness of an appropriate listing application to a national securities exchange or a national market system, covering the Shares under the Plan upon official notice of issuance.

19. *Rules for Foreign Jurisdictions.* The Committee may adopt rules or procedures relating to the operation and administration of the Plan to the extent necessary to achieve desired tax or other objectives in particular locations outside the United States or to comply with local laws applicable to offerings in such foreign jurisdictions, including, without limitation: (i) authorizing alternative payment methods in the case of foreign jurisdictions where payroll deductions are not allowed; and (ii) imposing lower limitations on the shares available for option grants during any Purchase Period in the case of foreign jurisdictions where lower limitations are required. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding the handling of payroll deductions or other forms of employee contributions, payment of interest, conversion of local currency, withholding procedures, handling of stock certificates and death benefit and beneficiary matters which vary with local requirements.

20. *Miscellaneous.*

20.1. The Plan shall not be deemed to constitute a contract of employment between the Company or a Participating Affiliate and any Participant, nor shall the Plan interfere with the right of the Company or a Participating Affiliate to terminate any Participant and treat the Participant without regard to the effect that such treatment might have upon the Participant under the Plan.

20.2. Wherever appropriate as used herein, the masculine gender may be read as the feminine gender, the feminine gender may be read as the masculine gender, the singular may be read as the plural and the plural may be read as the singular.

20.3. The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Minnesota

20.4. Delivery of Shares or of cash pursuant to the Plan shall be subject to any required withholding taxes. A person entitled to receive Shares may, as a condition precedent to receiving such Shares, be required to pay the Company a cash amount equal to the amount of any required withholdings.

20.5 Notices to the Committee should be addressed to:

Graco Inc.
Attention: Human Resources Department
P.O. Box 1441
Minneapolis, Minnesota 55440





N
694
169
100
94
Broadway
55
394
Downtown Mpls.
94
35W
494
Marshall
Broadway
ROC
11th Ave N.E.
RI
Sibley St.
Ramsey St.
TC

RI - Graco Inc.
George Aristides Riverside Center
1150 Sibley Street NE
Minneapolis, MN 55413
Phone: 612-623-6639

GRACO INC.

ANNUAL MEETING OF SHAREHOLDERS

Friday, April 21, 2006
1:00 p.m.

George Aristides Riverside Center
1150 Sibley Street N.E.
Minneapolis, Minnesota 55413

GRACO®

GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, Minnesota 55413

proxy

This Proxy is solicited by the Board of Directors for use at the Graco Inc. Annual Meeting on Friday, April 21, 2006.

The shares of common stock of Graco Inc. which you were entitled to vote on February 22, 2006, will be voted as you specify on this card.

By signing this proxy, you revoke all prior proxies and appoint David A. Roberts and James A. Graner as Proxies, each of them acting in the absence of the other, with full power of substitution, to vote your shares as specified on the reverse side and at their discretion on any other matter which may properly come before the Annual Meeting or any adjournment thereof.

SEE REVERSE FOR VOTING INSTRUCTIONS.

There are three ways to vote your Proxy

Your telephone or Internet vote authorizes the named Proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

VOTE BY PHONE — TOLL FREE — 1-800-560-1965 — QUICK ★★★ EASY ★★★ IMMEDIATE

- Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week, until 12:00 noon (CT) on April 20, 2006.
- Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions the voice provides you.

VOTE BY INTERNET — http://www.eproxy.com/ggg/ — QUICK ★★★ EASY ★★★ IMMEDIATE

- Use the Internet to vote your proxy 24 hours a day, 7 days a week, until 12:00 noon (CT) on April 20, 2006.
- Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions to obtain your records and create an electronic ballot.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we've provided or return it to Graco Inc., c/o Shareowner Services℠, P.O. Box 64873, St. Paul, MN 55164-0873.

If you vote by Phone or Internet, please do not mail your Proxy Card

▽ *Please detach here* ▽

The Board of Directors Recommends a Vote FOR Items 1, 2, 3 and 4.

1. Election of Directors: NOMINEES: 01 Robert G. Bohn   03 Jack W. Eugster   ☐ FOR ALL   ☐ WITHHOLD
                                     02 William G. Carroll 04 R. William Van Sant   (except as marked)   FOR ALL

(INSTRUCTION: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. Ratification of Appointment of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm   ☐ For   ☐ Against   ☐ Abstain

3. Approval of the Amended and Restated Graco Inc. Stock Incentive Plan   ☐ For   ☐ Against   ☐ Abstain

4. Approval of the Graco Inc. 2006 Employee Stock Purchase Plan   ☐ For   ☐ Against   ☐ Abstain

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. A properly executed proxy will be voted in the manner directed by the person(s) signing below. If you make no choice, your proxy will be voted "FOR" Items 1, 2, 3 and 4.

Address Change? Mark Box ☐   Indicate changes below: Dated _____, 2006

Signature(s) in Box
Please sign exactly as your name(s) appears at left. In the case of joint owners, each should sign. If signing as executor, trustee, guardian or in any other representative capacity or as an officer of a corporation, please indicate your full title.



March 14, 2006

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RE: Graco Inc.
        Proxy Statement for 2006 Annual Meeting and Proxy Card
        File No. 001-9249
        CIK No. 0000042888

Ladies and Gentlemen:

Pursuant to Rule 101(a)(1)(iii) of Regulation S-T, enclosed for filing is the Proxy
Statement and card to be used by Graco Inc. in connection with its 2006 Annual Meeting
of Shareholders.

Yours very truly,

Karen Park Gallivan
Vice President, General Counsel and Secretary

Enclosures

cc: New York Stock Exchange
        VIA FEDERAL EXPRESS

        Society of Corporate Secretaries and Governance Professionals (1 printed copy)